Ohio · Kentucky · Indiana · Tennessee · West Virginia
Kevin L. Cooney
(513) 651-6712
kcooney@fbtlaw.com
April 16, 2010
Via Email (ruckmanc@sec.gov) and EDGAR
Mr. Craig Ruckman
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Annuity Investors Variable Account A Comments on Post-Effective Amendments filed pursuant to Section 485(a) on February 17, 2010 File Nos. 033-65409, 033-59861
Dear Mr. Ruckman:
On behalf of Annuity Investors Variable Account A (the “Registrant”), we are hereby submitting responses to the verbal comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) that were provided to the Registrant in a telephone call on April 2, 2010. These comments were made in connection with the filing on February 17, 2010 of Post-Effective Amendments to the Registration Statements filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended (“1933 Act”), with the following 1933 Act File Nos. (the “485(a) Filings”): 033-65409 and 033-59861.
It is our understanding that the comments, to the extent applicable, apply to all of the 485(a) Filings unless otherwise noted.
The Registrant understands that the comments of the Staff, as presented in this letter, are not the legal record of the comments. We have attempted to recite the Staff comments as accurately as possible based on our notes of the April 2, 2010 telephone call.
A copy of the revised prospectus for File No. 033-65409 (“Americus”) and a copy of the revised prospectus for File No. 033-59861 (“Nauticus”) the Registrant proposes, which includes changes made in response to the Staff’s comments on the prospectus in the 485(a) Filing, is attached as Attachment A (the “Americus Prospectus”) and Attachment B (the

201 East Fifth Street, Suite 2200	Cincinnati, Ohio 45202	513.651.6800 • 513.651.6981 fax	www.frostbrowntodd.com

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

“Nauticus Prospectus”).
Response to Staff Comments
1.	General – Please clarify supplementally whether the Annuity Investors Life Insurance Company (the “Company”) has entered into any guarantee or support agreements with third parties to support the Company’s guarantees under the policies.

Response:	The Company has not entered into any guarantees or support agreements with third parties to support any of the guarantees under the contracts.
2.	General – Please confirm supplementally that the contract name on the front of the prospectus (i.e., The Commodore Americus® and The Commodore Nauticus®) is and will continue to be the same as included in the EDGAR Class Identifiers. If they are not the same, please confirm supplementally that they will be made the same by changing either the name on the prospectus or the respective EDGAR Class Identifier.

Response:	The name of the contract on the front of the prospectus is, and will continue to be, the name included in the EDGAR Class Identifier for the contract.
3.	General – Please clarify supplementally if the Registrant qualifies for and intends to rely upon Rule 12h-7 under the Securities Exchange Act of 1934, and if so, include a statement to that effect in the prospectus.

Response:	The Registrant does not intend to rely upon Rule 12h-7 under the Securities Exchange Act of 1934.
4.	Expense Tables – Table A: Contract Owner Transaction Expenses (CDSC) – Please add a footnote to Contingent Deferred Sales Charge in the table that provides (a) that the CDSC will be waived under certain circumstances, (b) includes a cross-reference to the Charges section of the prospectus and (c) if accurate, confirm that the CDSC will be charged when the contract is annuitized.

Response:	The Registrant has added a footnote to Maximum Contingent Deferred Sales Charges in Table A that provides additional information about CDSC’s, including that the CDSC will be charged when the contract is annuitized and that the CDSC may be waived under certain circumstances. In addition, a cross-reference to the Charges and Deductions section of the prospectus was included in the new footnote.

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

5.	Expense Tables – Table A: Contract Owner Transaction Expenses (Loan Interest Spread) – Please clarify in a footnote to Table A and in the Contract Loans section of the prospectus the “maximum loan rate” and the components of the “loan interest spread”. In addition, please include the collateralization requirements for contract loans in the footnote.

Response:	The narrative text under Loan Interest Spread in Table A was moved to a footnote. The footnote was expanded to include information regarding the collateralization requirements for contract loans, the maximum loan rate and the components of the loan interest spread.
6.	Examples – Please make the title for Table B and the description of the applicable fees in the Examples consistent for ease of cross-reference. In addition, please confirm that the CDSC will not be referred to as the “early withdrawal charge”.

Response:	The reference in the first paragraph under the Examples heading of the prospectus was modified to refer to Annual Expenses, which is the same as the title to Table B. The CDSC will not be referred to as an “early withdrawal charge” and an inadvertent reference as such was deleted.
7.	Examples – Why do the example assumptions refer to a “minimum” and “maximum” Separate Account annual expenses if they are the same? If no difference, please remove “minimum” and “maximum” descriptors. Please confirm supplementally that Expense Tables — Table B includes the maximum expense amounts.

Response:	The Registrant confirms that the maximum expense amounts are included in Table B of the Expense Tables. Further, with respect to the Americus Prospectus, the Registrant will revise the descriptions of the examples to remove references to the “minimum Separate Account annual expenses” or “maximum Separate Account annual expenses” for this contract and refer to them as the “Separate Account annual expenses” since in the event there is no difference between the minimum and maximum. The differentiation between minimum and maximum Separate Account annual expenses in the examples will be retained in the Nauticus® Prospectus.
8.	Examples – From a review of Example 1 and Example 2, the Staff assumes that the CDSC is imposed upon annuitization. Please direct the Staff to the disclosure in the prospectus of the imposition of the CDSC upon annuitization. In addition, if such disclosure is not included in the prospectus, please add the appropriate disclosure regarding the imposition of the CDSC upon annuitization.

Response:	The CDSC does not apply to any annuitization under either the Americus® or Nauticus® contracts. The Registrant has revised the Examples section to specifically indicate whether the CDSC applies to the transactions illustrated in each of the examples.

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

9.	Charges and Deductions – In the Charges and Deductions section, please add a cross reference to the Contract Loans section of the prospectus for a description of loan-related expenses.

Response:	In the Charges and Deductions section of the prospectus, the Registrant has added a brief description of the fees, charges and other costs (e.g., loan interest rate spread) associated with contract loans and a cross-reference to the Contract Loans section of the prospectus.
10.	Charges and Deductions – CDSC – Please clarify whether the CDSC is assessed versus the oldest premium payments first.

Response:	The Registrant has added the following statement for clarification: “For purposes of calculating the CDSC, we process withdrawals against purchase payments in the order in which we receive them.”
11.	Charges and Deductions – Please clarify the language in the paragraph following the Mortality and Expense Risk Charge table that refers to conflicting sections of “provided above” and “described below.”

Response:	The Registrant has corrected the text to clarify that the reference consistently refers to the information contained “above.”
12.	Accumulation Period – Please add a discussion regarding how Accumulation Unit Values are determined.

Response:	The Registrant has expanded the definition of Accumulation Unit Values in the Glossary section of the prospectus that provides a description of how such Accumulation Unit Values are determined.
13.	Accumulation Period – Please capitalize the term “Good Order” throughout the prospectus.

Response:	The Registrant has capitalized the term “Good Order” throughout the prospectus.
14.	Accumulation Period – Investment Options-Allocations – Please add disclosure that better distinguishes and describes the various Fixed Account options. Please also discuss any penalties faced during a “guarantee period” with respect to a Fixed Account Guarantee Period option, including any early withdrawal penalties.

Response:	The Registrant has revised the discussion to better distinguish the differences between the available Fixed Account options and to describe any penalties associated with an early withdrawal of amounts allocated to a Fixed Account Guarantee Period option.

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

15.	Accumulation Period – Transfers – Please revise the table on current transfer restrictions that clarifies and distinguished the differences between the Fixed Accumulation Account and the Fixed Account Guarantee Period options that also includes the impact of any restrictions on transfer.

Response:	The Registrant has revised the table on current transfer restrictions.
16.	Accumulation Period – Transfers – Please clarify if there (a) is a minimum amount that can be transferred to the Fixed Accumulation Account, (b) are any restrictions for making transfers from a Fixed Account Guarantee Period option that is maturing and (c) if amounts in a maturing Fixed Account Guarantee Period option automatically “roll over” into a certain option or subaccount.

Response:	The Registrant has revised the disclosure to clarify the minimum amount that can be transferred to the Fixed Accumulation Account, the restrictions imposed on making a transfer from a Fixed Account Guarantee Period option and whether amounts allocated to a Fixed Account Guarantee Period option automatically “roll over” at the maturity of the guarantee period.
17.	Accumulation Period – Restrictions on Transfer – If true, please add a statement to the effect that the Company has entered into an Information Sharing Agreement with the underlying Portfolios as required by Rule 22c-2 of the Investment Company Act of 1940.

Response:	The Registrant has added a statement regarding Information Sharing Agreements as required by Rule 22c-2 of the Investment Company Act of 1940.
18.	Accumulation Period – Surrenders – Please add a “plain English” description for the term “first-in, first-out”.

Response:	The Registrant has deleted the reference to “first in, first out” and substituted the following text: “For purposes of calculating the CDSC, we process withdrawals against purchase payments in the order in which we receive them.”
19.	Accumulation Period – Long-Term Care Waiver Rider – Please clarify the method by which the Long-Term Care Waiver Rider is selected.

Response:	The Long-Term Care Waiver Rider is automatically provided with all contracts, unless it is prohibited in the state of residence of the contract owner.
20.	Accumulation Period – Contract Loans – Please clarify if there are any transfer restrictions imposed on the amounts transferred to the Fixed Accumulation Account as collateral for a

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

contract loan. In addition, are such restrictions still applicable on those amounts in the Fixed Accumulation Account once the loan is repaid? In other words, as the loan is repaid how does the repayment of the loan affect the amounts transferred as collateral to the Fixed Accumulation Account and the ability to transfer such amounts out from the Fixed Accumulation Account?

Response:	The restrictions on transfers to and from the Fixed Accumulation Account do not apply to transfers of collateral into and out of the Fixed Accumulation Account. The Registrant has added disclosure explaining this exception in the Contract Loans section of the prospectus. The Registrant has added disclosure that the amount of collateral required must equal 110% of the outstanding loan and that the contract owner will be permitted to transfer excess collateral out of the Fixed Accumulation Account to the other Subaccounts.
21.	Accumulation Period – Contract Loans – Please clarify how Purchase Payments are treated while a loan is outstanding and when are they applied to reduce the amount of outstanding loans?

Response:	The Registrant treats Purchase Payments and loan repayments separately. The Registrant has added disclosure that Purchase Payments made while the loan is outstanding are not treated as loan repayments and will not reduce the amount of outstanding loans.
22.	Accumulation Period – Contract Loans – Please clarify whether loan repayment amounts are treated as Purchase Payments for purposes of the CDSC.

Response:	The Registrant treats Purchase Payments and loan repayments separately. The Registrant has added disclosure that loan repayment amounts are not treated as Purchase Payments for purposes of the CDSC.
23.	Accumulation Period – Contract Loans – Please clarify whether there is any restriction on annuitizing the Contract while a loan remains outstanding.

Response:	The Registrant requires the contract owner to pay all contract loans in full before annuitizing the contract. The Registrant has added disclosure to clarify this requirement.
24.	Accumulation Period – Contract Loans – Please add a statement that clarifies that amounts held in the Fixed Accumulation Account as collateral for a loan may earn less than amounts invested in the other Subaccounts during the same time period.

Response:	This concept is currently explained in the second paragraph in the Contract Loans section of the prospectus. The paragraph includes the following

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

statements: “A loan, whether or not repaid, will have a permanent effect on the Account Value of the Contract because the collateral cannot be suballocated to the Subaccounts or the Fixed Account guarantee periods. The longer the loan is outstanding, the greater the effect is likely to be. This effect could be favorable or unfavorable.”
25.	Benefit Payment Period – Death Benefit Amount – Please provide examples of the three available death benefit amounts and include the effect of a partial surrender/withdrawal on such amounts.

Response:	The Registrant has added examples describing the available death benefit amounts.
26.	Benefit Payment Period – Payment of Benefits – Please provide a discussion concerning the Fixed Dollar Option and the Variable Dollar Option, including (a) what makes each “fixed” versus “variable”, (b) how initial payments are determined and (c) the importance of the assumed investment rate of return used to set the initial payment amounts and how may vary based upon actual performance.

Response:	The Registrant has added a discussion concerning fixed dollar benefits and variable dollar benefits.
27.	Benefit Payment Period – Settlement Options – Please describe what happens if annuitant dies before the end of the fixed period when “Income for a Fixed Period” is elected.

Response:	The Registrant has added language to the prospectus that clarifies that if a fixed period settlement option is selected, the payments will continue for the full period and the death of the payee does not cause the payments to terminate.
28.	Benefit Payment Period – Settlement Options – Please disclose that the selection of the “Life Annuity” option may result in only a single payment being made.

Response:	The Registrant has added language to the prospectus that discloses that if a contingent life settlement option is selected that the death of the payee may result in only a single payment being made.
29.	Annuity Investors Life Insurance Company – Please clarify that contract owners must rely upon the financial strength of the Company for the payment of claims (including death benefits) and that the Company’s general account will be subject to the claims of the Company’s creditors.

Response:	The Registrant has clarified that contract owners must rely on the financial strength of the Company for the payment of claims (including death

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

benefits) and that the Company’s general account will be subject to the claims of the Company’s creditors.
30.	Voting of Portfolio Shares – Please disclose that as a result of proportional voting that a small number of votes may control the outcome of the vote.

Response:	The Registrant has added language that discloses and clarifies that as a result of proportional voting that a small number of votes may control the outcome of any matter voted upon.
31.	Prospectus Supplements – Please clarify supplementally why the information contained in the various supplemental prospectuses is not contained in the body of the prospectus.

Response:	The Registrant has included the information related to fixed account options with guarantee periods, which was formerly included in a supplemental prospectus, in the body of the prospectus.
32.	General (applies to File No. 033-59861 only – Nauticus) – In the Expense Tables: Table B, the prospectus refers to a “standard contract” and an “enhanced contract.” Please confirm supplementally that all persons are being offered both the standard and the enhanced version of the contract. If not, please explain supplementally why the Registrant does not need a separate EDGAR Class Identifier for each and clarify (a) why it is not misleading to include both the standard and enhanced versions in the same prospectus and (b) the legal and factual belief why both are included in the same registration statement. In addition, if both versions are offered to everyone, please refer to them as “versions” in the prospectus, supplement the glossary to distinguish between the versions and add additional disclosure in the prospectus to distinguish between the versions.

Response:	The Registrant will revise the Nauticus® prospectus to refer to the “standard version” and “enhanced version” of the contract and have added disclosure to the Nauticus® prospectus to distinguish between the versions. The Registrant confirms that both versions are potentially available to all persons but whether a person is issued the enhanced version or the standard version of the contract depends on the person meeting certain insurance underwriting standards. The only difference between the standard version and the enhanced version is in the mortality and expense risk assessed; those who satisfy the insurance underwriting standards for the enhanced version of the contract are assessed lower mortality and expense risk charges.
          The Tandy representations, executed by the Registrant, is included with this letter as Attachment C.

Mr. Craig Ruckman
Securities and Exchange Commission
April 16, 2010

     The Americus Prospectus and the Nauticus Prospectus, which reflect the applicable revisions discussed above, are included with this letter. They also contain the following updated material:
•	updated information related the underlying Portfolios

•	updated information related to the loan interest spread

•	updated costs in the examples

•	updated financial information

•	updated text in the Federal Tax Matters section
     The revised prospectus includes corrections to typographical errors, additional customer service contact information, and clarifying references related to domestic partners.
     Please contact Kevin L. Cooney at (513) 651-6712 or kcooney@fbtlaw.com immediately for responses to any questions or comments.

Frost Brown Todd LLC
By:	/s/ Kevin L. Cooney
Kevin L. Cooney

KLC:jss
Encls.
cc:     Ms. Karen McLaughlin (via email)

Attachment A
Prospectus for File No. 033-65409
Americus Prospectus

201 East Fifth Street, Suite 2200	Cincinnati, Ohio 45202	513.651.6800 • 513.651.6981 fax	www.frostbrowntodd.com

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT A
The Commodore Americus®
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITIES
PROSPECTUS DATED MAY 1, 2010
This prospectus describes individual flexible premium deferred annuity contracts (the “Contracts”). Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contracts. The Contracts are available for tax-qualified and non-tax-qualified annuity purchases. All Contracts are designed to be eligible for tax-deferred treatment during the Accumulation Period. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contracts offer both variable and fixed investment options. The variable investment options under the Contracts are Subaccounts of Annuity Investors® Variable Account A (the “Separate Account”). The Contracts currently offer 30 Subaccounts. Each Subaccount is invested in shares of a registered investment company or a portfolio thereof (each, a “Portfolio”). The Portfolios are listed below.

American Century Variable Portfolios	Invesco Variable Insurance Funds*
-Large Company Value Fund-Class I	-Invesco V.I. Capital Development Fund-Series I Shares
-Mid Cap Value Fund-Class I	-Invesco V.I. Core Equity Fund-Series I Shares
-Ultra® Fund-Class I	-Invesco V.I. Government Securities Fund-Series I Shares
-VistaSM Fund-Class I	-Invesco Van Kampen V.I. Core Plus Fixed Income Portfolio - Class I
BlackRock Variable Series Funds, Inc.	-Invesco Van Kampen V.I. U.S. Midcap Value Portfolio-Class I
-Basic Value V.I. Fund-Class I
-Global Allocation V.I. Fund-Class I	Janus Aspen Series
-High Income V.I. Fund-Class I	-Balanced Portfolio-Institutional Shares
-Money Market V.I. Fund-Class I	-Enterprise Portfolio-Institutional Shares
-Forty Portfolio-Institutional Shares
Dreyfus Investment Portfolio	-Overseas Portfolio-Service Shares
-Technology Growth Portfolio-Initial Shares
Morgan Stanley—The Universal Institutional Funds, Inc.
The Dreyfus Socially Responsible Growth Fund,	-Core Plus Fixed Income Portfolio-Class I
Inc.- Initial Shares	-U.S. Real Estate Portfolio-Class I

Dreyfus Stock Index Fund, Inc.-Initial Shares	Oppenheimer Variable Account Funds
-Capital Appreciation Fund/VA-Non-Service Shares
Dreyfus Variable Investment Fund	-Main Street Fund®/VA-Non-Service Shares
-Appreciation Portfolio-Initial Shares
-Opportunistic Small Cap Portfolio-Initial Shares	PIMCO Variable Insurance Trust
-Growth and Income Portfolio-Initial Shares	-High Yield Portfolio-Administrative Class
-Money Market Portfolio	-Real Return Portfolio-Administrative Class

DWS Investments VIT Funds
-Small Cap Index VIP-Class A

*	The full legal name of Invesco Variable Insurance Funds is AIM Variable Insurance Funds (Invesco Variable Insurance Funds).
2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.
•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

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•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Core Plus Fixed Income Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.
This prospectus includes information you should know before investing in the Contracts. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2010, contains more information about the Separate Account and the Contracts. The Company filed the SAI with the Securities and Exchange Commission. It is part of this prospectus. For a free copy, complete and return the form on the last page of this prospectus, or call the Company at 1-800-789-6771. You may also access the SAI (as well as other information regarding the Contracts, the Separate Account or the Company) at the Securities and Exchange Commission’s Web site: http://www.sec.gov. The registration number is 33-65409. The table of contents for the SAI is printed on the last page of this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

These securities may be sold by a bank or credit union, but are not financial institution products.
▪	The Contracts are Not FDIC or NCUSIF Insured

▪	The Contracts are Obligations of the Company and Not of the Bank or Credit Union

▪	The Bank or Credit Union Does Not Guarantee the Company’s Obligations Under the Contracts

▪	The Contracts Involve Investment Risk and May Lose Value

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DEFINITIONS
Terms
The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms which may have a specific meaning under the Contracts, but which are not defined on this page, will be explained as they are used in this prospectus.
Account Value
The value of a Contract during the Accumulation Period. It is equal to the sum of the value of the Owner’s interest in the Subaccounts and the Owner’s interest in the Fixed Account options.
Accumulation Period
The period during which purchase payments and accumulated earnings are invested according to the investment options elected. The Accumulation Period ends when a Contract is annuitized or surrendered in full, or on the Death Benefit Valuation Date.
Accumulation Unit
A share of a Subaccount that an Owner purchases during the Accumulation Period.
Accumulation Unit Value
The value of an Accumulation Unit at the end of a Valuation Period.
The initial Accumulation Unit Value for each Subaccount other than the money market Subaccount was set at $10. The initial Accumulation Unit Value for the money market Subaccount was set at $1. The initial Accumulation Unit Value for a Subaccount was established at the inception date of the Separate Account, or on the date the Subaccount was established, if later.
After the initial Accumulation Unit Value is established, the Accumulation Unit Value for a Subaccount at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Subaccount for the current Valuation Period.
A Net Investment Factor of 1 produces no change in the Accumulation Unit Value for that Valuation Period. A Net Investment Factor of more than 1 or less than 1 produces an increase or a decrease, respectively, in the Accumulation Unit Value for that Valuation Period. The Accumulation Unit Value will vary to reflect the investment experience of the applicable Portfolios.
Benefit Payment Period
The period during which either annuity benefit or death benefit payments are paid under a settlement option. The Benefit Payment Period begins on the first day of the first payment interval in which a benefit payment will be paid.
Benefit Unit
A share of a Subaccount that is used to determine the amount of each variable dollar benefit payment during the Benefit Payment Period.
Benefit Unit Value
The value of a Benefit Unit at the end of a Valuation Period.
The initial Benefit Unit Value for a Subaccount will be set equal to the Accumulation Unit Value for that Subaccount at the end of the first Valuation Period in which a variable dollar benefit is established by the Company. Thereafter, the Benefit Unit Value for a Subaccount at the end of a Valuation Period is determined by multiplying the previous Benefit Unit Value by the Net Investment Factor for that Subaccount for the current Valuation Period, and multiplying the number again by a daily investment factor for each day in the Valuation Period. The daily investment factor reduces the previous Benefit Unit Value by the daily amount of the assumed interest rate (3% per year, compounded annually) which is already incorporated in the calculation of variable dollar benefit payments.

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Death Benefit Valuation Date
The date the death benefit is valued. It is the date that the Company receives both proof of the death of the Owner and instructions as to how the death benefit will be paid. If instructions are not received within one year of the date of death, the Death Benefit Valuation Date will be one year after the date of death.
Good Order
We cannot process a surrender or withdrawal request until we have received the request in “Good Order” at our Administrative Office. “Good Order” means the actual receipt by us of a surrender or withdrawal request, along with all the information and other legal documentation that we require to process the request. To be in “Good Order,” the surrender or withdrawal request must be sufficiently clear so that we do not need to exercise any discretion to process the request.
Net Asset Value
The price computed by or for each Portfolio, no less frequently than each Valuation Period, at which the Portfolio’s shares or units are redeemed in accordance with the rules of the SEC.
Net Investment Factor
The factor that represents the percentage change in the Accumulation Unit Values and Benefit Unit Values from one Valuation Period to the next. The Net Investment Factor for each Valuation Period reflects changes to the net asset value of the underlying Portfolio, dividends or capital gains distributions by the Portfolio, credits and charges for tax reserves with respect to the Subaccount, and the mortality and expense risk charges and administration charges.
SEC
Securities and Exchange Commission
Valuation Date
A day on which Accumulation Unit Values and Benefit Unit Values can be calculated. Each day that the New York Stock Exchange is open for business is a Valuation Date.
Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Additional Details
The Statement of Additional Information contains more information about Accumulation Units and Benefit Units. It also contains the formula for determining the Net Investment Factor for any Subaccount for any Valuation Period and an explanation of how the following values are calculated:
•	Variable account value

•	Fixed account value

•	Accumulation Unit Values; and

•	Benefit Unit Values.
EXPENSE TABLES
These tables describe the fees and expenses that you will pay when you buy, hold or withdraw amounts from the Contract.
Table A: Contract Owner Transaction Expenses
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, withdraw amounts from the Contract, surrender the Contract, transfer cash value between investment options or borrow money under the Contract. Premium taxes may also be deducted.

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	Current	Maximum
Maximum Contingent Deferred Sales Charge (as to purchase payments only)(1)	7.00%	7.00%
Transfer Fee(2)	$25	$30
Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Interest Spread(3)	3.00%	5.00%

(1)	The contingent deferred sales charge is calculated as a percentage of Purchase Payments withdrawn or surrendered. This charge applies to each Purchase Payment separately. The charge on each Purchase Payment decreases to zero after 7 years. We may waive the contingent deferred sales charge under certain circumstances. See the Charges and Deductions section of this prospectus for more information about the contingent deferred sales charge and the circumstances in which it may be waived.

(2)	The transfer fee currently applies to transfers in excess of 12 in any Contract Year.

(3)	Generally we require collateral in an amount equal to 110% of the outstanding loan balance. The loan interest spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to your collateral. Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate that we credit to collateral is 3%, the maximum loan interest spread is 5%.
Table B: Annual Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses. Separate Account annual expenses are shown as a percentage of average account value.

Annual Contract Maintenance Fee	$25
Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.25%
Administration Charge	0.00%

Total Separate Account Annual Expenses	1.25%
If you surrender your Contract, we will apply the contract maintenance fee at that time.
Table C: Total Annual Portfolio Operating Expenses
The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses are deducted from Portfolio assets, and include management fees, distribution and service (12b-1) fees, acquired fund fees and expenses, and other expenses. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Before any fee reduction or expense reimbursement	0.29%	1.15%
After contractual fee reductions and/or expense reimbursements(1)	0.29%	1.14%

(1)	Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on April 30, 2011 and the longest period will end on May 1, 2011.
The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2009. Actual expenses of a Portfolio in future years may be higher or lower.
The minimum expenses, both before and after any fee reduction and/or expense reimbursement, are the expenses of the Dreyfus Stock Index Fund.
The maximum expenses before and after fee reductions and/or expense reimbursements are the expenses of the Invesco Van Kampen V.I. U.S. Real Estate Portfolio. The maximum expenses after reimbursement for the Invesco Van Kampen V.I. U.S. Real Estate Portfolio reflect the rebate of certain Portfolio expenses in connection with the Portfolio’s investments in Morgan Stanley affiliates during the period.
In addition, the DWS Small Cap Index Fund, the Invesco V.I. Capital Development Fund, the Invesco V.I. Core Equity Fund and the Invesco V.I. Government Securities Fund have agreed to contractual fee reductions or expense

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reimbursements until April 30, 2011, and the Janus Overseas Portfolio has agreed to a contractual fee reduction or expense reimbursement until May 1, 2011.
Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Contract Owner transaction expenses (described in the Table A above), the Annual Expenses (described in Table B above), and Portfolio fees and expenses (described in Table C above). By comparing the costs shown in the tables below for each example, you can see the impact of contingent deferred sales charges on your costs.
Example 1: Contract with Maximum Fund Operating Expenses
•	You invest $10,000 in a Contract for the time periods indicated, and that your investment has a 5% annual return.
•	The annual contract maintenance fee ($25), the Separate Account annual expenses (1.25%), and the maximum Portfolio expenses (1.15% before reimbursement or 1.14% after reimbursement) are incurred.
In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$973	$1,376	$1,866	$3,737
After reimbursement	$971	$1,373	$1,861	$3,725
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charge does not apply in these situations. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$273	$876	$1,566	$3,737
After reimbursement	$271	$873	$1,561	$3,725
Example 2: Contract with Minimum Fund Operating Expenses
•	You invest $10,000 in a Contract for the time periods indicated, and that your investment has a 5% annual return.
•	The annual contract maintenance fee ($25), the Separate Account annual expenses (1.25%), and the minimum Portfolio expenses (0.29%) are incurred.
In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

1 year	3 years	5 years	10 years
$885	$1,097	$1,375	$2,605
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charge does not apply in these situations. In this case, your costs would be:

1 year	3 years	5 years	10 years
$185	$597	$1,075	$2,605
FINANCIAL INFORMATION
Condensed Financial Information
Condensed financial information for the Contracts is set forth in Appendix A to this prospectus. It includes:
•	year-end accumulation unit values for each Subaccount for each of the last 10 fiscal years through December 31, 2009, or from the end of the year of inception of a Subaccount, if later, to December 31, 2009; and

•	number of accumulation units outstanding as of the end of each period.

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Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolios listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolios.
What Are the Contracts?
The Contracts are individual deferred annuities, which are insurance products. The Contracts are available in both tax-qualified and non-tax-qualified forms, both of which are designed to be eligible for tax-deferred investment status. See the Federal Tax Matters section of this prospectus for more information about tax qualifications and taxation of annuities in general. During the Accumulation Period, the amounts you contribute can be allocated among any of the variable investment options currently offered and available Fixed Account options The Owner bears the risk of any investment gain or loss on amounts allocated to the Subaccounts. The Fixed Account options earn a fixed rate of interest declared from time to time by the Company, which will be no less than 3% per year. The Company guarantees amounts invested in the Fixed Account options and the earnings thereon so long as those amounts remain in the Fixed Account.
During the Benefit Payment Period, payments can be allocated between variable dollar benefit and fixed dollar benefit options. If a variable dollar benefit is selected, Benefit Units can be allocated to any of the same Subaccounts that are available during the Accumulation Period.
How Do I Purchase or Cancel a Contract?
The requirements to purchase a Contract are explained in The Contracts section of this prospectus. You may purchase a Contract only through a licensed securities representative. You may cancel a Contract within twenty days after you receive it (the right to cancel may be longer in some states). In many states, you will bear the risk of investment gain or loss on amounts allocated to the Subaccounts prior to cancellation. The right to cancel is described in the Right to Cancel section of this prospectus.
Will Any Penalties or Charges Apply If I Surrender a Contract?
A contingent deferred sales charge (“CDSC”) may apply to amounts surrendered depending on the timing and amount of the surrender. The maximum CDSC is 7% for each purchase payment. The CDSC percentage decreases by 1% annually to 0% after seven years from the date of receipt of each purchase payment. Surrender procedures and the CDSC are described in the Surrenders section of this prospectus. A penalty tax may also be imposed at the time of a surrender depending on your age and other circumstances of the surrender. Tax consequences of a surrender are described in the Federal Tax Matters section of this prospectus. The right to surrender may be restricted under certain tax-qualified retirement plans.
What Other Charges and Deductions Apply to the Contract?
Other than the CDSC, the Company will charge the fees and charges listed below unless the Company reduces or waives the fee or charge as discussed in the Charges and Deductions section of this prospectus:
▪	a transfer fee for certain transfers between investment options;
▪	an annual contract maintenance fee, which is assessed only against investments in the Subaccounts;
▪	a mortality and expense risk charge, which is an expense of the Separate Account and charged against all assets in the Subaccounts (this charge may never be entirely waived); and
▪	premium taxes, if any.
In addition to charges and deductions under the Contracts, the Portfolios incur expenses that are passed through to Owners. Portfolio expenses for the fiscal year ended December 31, 2009 are described in the prospectuses and statements of additional information for the Portfolios.

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How Do I Contact the Company?
Any questions or inquiries should be directed to the Company’s Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, 1-800-789-6771. Please include the Contract number and the Owner’s name. You may also contact us through our web site, www.gafri.com.
PORTFOLIOS
Overview
The Separate Account currently offers the following Subaccounts, each of which is invested in a Portfolio with its own investment objectives and policies. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each Portfolio. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment practices and/or policies of any of the Portfolios. You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Subaccounts. For a copy of any prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-4523, call us at 1-800-789-6771, or go to our website at www.gafri.com.
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other payments. The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expense related to promoting, issuing, distributing and administering the Contracts, marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments. More information about these payments is included in the Statement of Additional Information.
Portfolios, Share Classes, Advisors and Portfolio Investment Categories

PORTFOLIO	SHARE CLASS	ADVISOR	INVESTMENT CATEGORY
American Century Variable Portfolios, Inc.
Large Company Value Fund	Class I	American Century Investment Management	Domestic equity: Large value
Mid Cap Value Fund	Class I	American Century Investment Management	Domestic equity: Mid cap value
Ultra® Fund	Class I	American Century Investment Management	Domestic equity: Large growth
VistaSM Fund	Class I	American Century Investment Management	Domestic equity: Mid cap growth
BlackRock Variable Series Funds, Inc.
Basic Value V.I. Fund	Class I	BlackRock Advisors, LLC	Domestic equity: Large value
Global Allocation V.I. Fund	Class I	BlackRock Advisors, LLC	Balanced: World allocation
High Income V.I. Fund	Class I	BlackRock Advisors, LLC	Specialty bond: High yield bond
Money Market V.I. Fund	Class I	BlackRock Advisors, LLC	Money market: Money market taxable
Dreyfus
Technology Growth Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Technology
The Dreyfus Socially Responsible Growth Fund, Inc.	Service	The Dreyfus Corporation	Domestic equity: Large growth
Dreyfus Stock Index Fund, Inc.	Service	The Dreyfus Corporation Index Mgr: Mellon Capital Management Corp*	Domestic equity: Large blend
Dreyfus Variable Investment Fund Appreciation Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Large blend
Dreyfus Variable Investment Fund Growth and Income Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Large growth

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PORTFOLIO	SHARE CLASS	ADVISOR	INVESTMENT CATEGORY
Dreyfus Variable Investment Fund Money Market Portfolio	N/A	The Dreyfus Corporation	Money market: Money market taxable
Dreyfus Variable Investment Fund Opportunistic Small Cap Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Small blend
DWS Investments VIT Funds
Small Cap Index VIP	Class A	Deutsche Investment Management Americas	Domestic equity: Small blend
Invesco Variable Insurance Funds+
Invesco V.I. Capital Development Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Mid cap growth
Invesco V.I. Core Equity Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Large blend
Invesco V.I. Government Securities Fund	Series I	Invesco Advisors, Inc.	Government bond: Intermediate government
Invesco Van Kampen V.I. Core Plus Fixed Income Portfolio	Class I	Invesco Advisors, Inc.	General bond: Intermediate-term bond
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio	Class I	Invesco Advisors, Inc.	Domestic equity: Mid cap value
Janus Aspen Series
Balanced Portfolio	Institutional	Janus Capital Management	Balanced: Market allocation
Enterprise Portfolio	Institutional	Janus Capital Management	Domestic equity: Mid cap growth
Forty Portfolio	Institutional	Janus Capital Management	Domestic equity: Large growth
Overseas Portfolio	Institutional	Janus Capital Management	International equity: Foreign large growth
Morgan Stanley—The Universal Institutional Funds, Inc.
Core Plus Fixed Income Portfolio	Class I	Morgan Stanley Investment Management Inc.	General bond: Intermediate-term bond
U.S. Real Estate Portfolio	Class I	Morgan Stanley Investment Management Inc.	Specialty stock: Real estate
Oppenheimer Variable Account Funds
Capital Appreciation Fund	Non-Service	OppenheimerFunds	Domestic equity: Large growth
Main Street Fund®	Non-Service	OppenheimerFunds	Domestic equity: Large blend
PIMCO Variable Insurance Trust
High Yield Portfolio	Administrative	Pacific Investment Management	Specialty bond: High yield bond
Real Return Portfolio	Administrative	Pacific Investment Management	General bond: Inflation-protected bond

+	The full legal name of Invesco Variable Insurance Funds is AIM Variable Insurance Funds (Invesco Variable Insurance Funds).

*	An affiliate of The Dreyfus Corporation.
2010 Portfolio Changes — The list above reflects the name changes and transactions described below.
•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Core Plus Fixed Income Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

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THE FIXED ACCOUNTS
The available fixed investment options are:
•	Fixed Accumulation Account Option

•	Fixed Account Option One-Year Guarantee Period

•	Fixed Account Option Three-Year Guarantee Period

•	Fixed Account Option Five-Year Guarantee Period

•	Fixed Account Option Seven-Year Guarantee Period
Note: Currently, you may not transfer amounts to the Fixed Account Option One-Year Guarantee Period or the Fixed Account Option Three-Year Guarantee Period.
Interests in the Fixed Account options are not securities and are not registered with the SEC. Amounts allocated to the Fixed Account options will receive a stated rate of interest of at least 3% per year. Amounts allocated to the Fixed Account options and interest credited to the Fixed Account options are guaranteed by the Company. Interests in the Subaccounts are securities registered with the SEC. The Owner bears the risk of investment gain or loss on amounts allocated to the Subaccounts.
There are restrictions on allocations to the Fixed Accounts, which are more fully described in the Purchase Payments and Investment Options-Allocations sections of this prospectus. There are also restrictions on transfers to and from the Fixed Accounts, which are described more fully in the Transfers section of this prospectus.
Fixed Accumulation Account
Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 3% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
Fixed Account Options with Guarantee Periods
Amounts allocated to a Fixed Account option with a guarantee period will receive a stated rate of interest for the guarantee period. The stated rate of interest will not change during the applicable guarantee period. The stated rate of interest will be at least 3% but may be higher.
Example: You allocate $5,000 to the Fixed Account Option Five-Year Guarantee Period when the stated rate of interest for the option is 3.5%. The $5,000 you allocated to the option will earn interest at a rate of 3.5% per year, compounded annually, for the next five years.
Renewal of Fixed Account Options with Guarantee Periods
At the end of a guarantee period and for 30 days preceding the end of the period, the Owner may elect a new option to replace the option that is then maturing. The Company will notify the Owner of the date on which the amount matures and Fixed Account options available at that time.
The entire amount in the maturing option may be re-allocated to any of the then-current Fixed Account options or Subaccounts. The Owner may not re-allocate to a Fixed Account option with a guarantee period that would extend beyond the Owner’s 85th birthday or five years after the Contract effective date, if later (the “latest date”).
If the Owner does not elect a new option, the entire amount maturing will be re-allocated to the maturing option so long as its guarantee period does not extend beyond the “latest date.” If the guarantee period extends beyond the “latest date,” the entire amount maturing will be re-allocated to the Fixed Account option with the longest available guarantee period that expires before the “latest date” or, failing that, the Fixed Accumulation option.
Example: You allocate $5,000 to the Fixed Account Option Five-Year Guarantee Period. At the end of the five-year guarantee period, the “latest date” will occur in nine years. You do not elect a new option. The $5,000 is re-allocated to the Fixed Account Option Five-Year Guarantee Period for another five years. At the end of second five-year guarantee period, the “latest date” will occur in four years. Once again, you do not elect a new option. The $5,000 cannot be re-allocated to the Fixed Account Option Five-Year Guarantee Period because the five year guarantee period will extend

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beyond the “latest date.” No Fixed Account option with a shorter guarantee period is then available. The $5,000 is re-allocated to the Fixed Accumulation Account option.
CHARGES AND DEDUCTIONS
Charges and Deductions By the Company
There are two types of charges and deductions by the Company. There are charges assessed to the Contract, which are reflected in the Account Value of the Contract, but not in Accumulation Unit Values (or Benefit Unit Values). These charges are the CDSC, the annual contract maintenance fee, transfer fees, and premium taxes where applicable. There is also a charge assessed against the Separate Account. This charge is reflected in the Accumulation Unit Values (and Benefit Unit Values) of the Subaccounts. This charge is the mortality and expense risk charge. The Company does not impose an administration charge.
The Company reserves the right to increase the amount of the transfer fee in the future, and/or to charge fees for the automatic transfer programs described in the Transfers section of this prospectus, and/or for the systematic withdrawal program described in the Surrenders section of this prospectus, if in the Company’s discretion, it determines such charges are necessary to offset the costs of administering transfers or systematic withdrawals.
Contingent Deferred Sales Charge (“CDSC”)

Purpose of Charge	Offset expenses incurred by the Company in the sale of the Contracts, including commissions paid and costs of sales literature.

Amount of Charge	Up to 7% of each purchase payment depending on number of years elapsed since receipt of the purchase payment.

Number of full years elapsed between date of receipt of purchase payment and date request for surrender received	0	1	2	3	4	5	6	7 +

CDSC as a percentage of purchase payment surrendered	7%	6%	5%	4%	3%	2%	1%	0%

When and How Deducted	On partial or full surrenders of purchase payments only, not earnings, during Accumulation Period. For purposes of calculating the CDSC, we process full or partial surrenders against purchase payments in the order in which we receive them.

Waivers	▪ Free withdrawal privilege. See the Surrenders section for information.

▪ In the Company’s discretion where the Company incurs reduced sales and servicing expenses.

▪ Upon separation from service if Contract issued with employer plan endorsement or deferred compensation endorsement.

▪    If the Contract is issued with a tax-sheltered annuity endorsement (and without an employer plan endorsement): (i) upon separation from service if Owner has attained age 55 and Contract has been in force for at least seven years; or (ii) after Contract has been in force fifteen years or more.

▪ Long-Term Care Waiver Rider. See the Surrenders section for information.

▪ If the Social Security Administration determines after the Contract is issued that the Owner is “disabled” as it is defined in the Social Security Act of 1935, as amended.

▪ Successor Owner endorsement. See the Account Value section for information.

▪ Where required to satisfy state law.
Contract Maintenance Fee

Purpose of Charge	Offset expenses incurred in issuing the Contracts and in maintaining the Contracts and the Separate Account.

Amount of Charge	$25.00 per year.

When and How Deducted	During the Accumulation Period, the charge is deducted from amounts invested in the Subaccounts (but not Fixed Account options) on each anniversary of the effective date of the Contract, and at time of full surrender. During the Benefit Payment Period, a portion of the charge is deducted from each variable dollar benefit payment.

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Waivers	▪ During the Accumulation Period if Account Value is at least $30,000 on the date the charge is due.

▪ During the Benefit Payment Period if the amount applied to a variable dollar benefit is at least $30,000.

▪ In the Company’s discretion where it incurs reduced sales and servicing expenses.

▪ During the Benefit Payment Period where required to satisfy state law.
Transfer Fee

Purpose of Charge	Offset cost incurred in administering the Contracts.

Amount of Charge	$25 for each transfer in excess of 12 in any contract year. The Company reserves the right to change the amount of this charge at any time.

When and How Deducted	During the Accumulation Period, we deduct the fee from the amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the 12 free transfers permitted in a contract year. The Company reserves the right to eliminate this waiver at any time.
Mortality and Expense Risk Charge

Purpose of Charge	Compensation for bearing certain mortality and expense risks under the Contract. Mortality risks arise from the Company’s obligation to pay benefit payments during the Benefit Payment Period and to pay the death benefit. The expense risk assumed by the Company is the risk that the Company’s actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the contract maintenance fees and transfer fees.

Amount of Charge	Daily charge equal to 0.003446% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 1.25%.

When and How Deducted	During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected, we deduct the charge from the amount invested in the Subaccounts.

Waivers	None.
Other than as described above, the Company will never charge more to a Contract than the fees and charges described above, even if its actual expenses exceed the total fees and charges collected. If the fees and charges collected by the Company exceed the actual expenses it incurs, the excess will be profit to the Company and will not be returned to Owners.
Premium Taxes
Currently some state governments impose premium taxes on annuity purchase payments. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. The Company will deduct any applicable premium taxes from the Account Value either upon death, withdrawal, surrender, annuitization, or at the time purchase payments are made, but no earlier than when the Company incurs a tax liability under applicable law.
Expenses Related to Loans
If loans are available under your Contract and you borrow money under the loan provisions of your Contract, we will charge interest on the loan. The maximum interest rate we charge on a loan is 8%. For more information about loans, see the Contract Loans section of the prospectus.
Discretionary Waivers of Charges
The Company will look at the following factors to determine if it will waive a charge, in part or in full, due to reduced sales and servicing expenses: (1) the size and type of the group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. The Company would expect to incur reduced sales and servicing expenses in connection with Contracts offered to employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and servicing expenses. In no event will the Company waive a charge where such waiver would be unfairly discriminatory to any person.

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Expenses of the Portfolios
In addition to charges and deductions by the Company, there are Portfolio management fees and administration expenses which are described in the prospectus and Statement of Additional Information for each Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values (or Benefit Unit Values).
THE CONTRACTS
Each Contract is an agreement between the Company and the Owner. Values, benefits and charges are calculated separately for each Contract.
Because the Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly. To obtain an explanation of the modifications that we have made to the Contracts delivered in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423 or call us at 1-800-789-6771.
Right to Cancel
The Owner of an individual Contract may cancel it before midnight of the twentieth day following the date the Owner receives the Contract. For a valid cancellation, the Contract must be returned to the Company, and written notice of cancellation must be given to the Company, or to the agent who sold the Contract, by that deadline. If mailed, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Owner cancels the Contract, the Contract will be void and the Company will refund the purchase payment(s) paid for it, plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company. When required by state or federal law, the Company will return the purchase payments without any investment gain or loss, during all or part of the right to cancel period. When required by state or federal law, the Company will return the purchase payments in full, without deducting any fees or charges, during the right to cancel period. When required by state law, the right to cancel period may be longer than 20 days. When required by state law, the right to cancel may apply to group contracts. During the right to cancel period specified on the front page of the Contract, the Company reserves the right to allocate purchase payments to either the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will allocation the Account Value as of the end of the right to cancel period to the Fixed Account options and/or to the Subaccounts in the percentages that the Owner indicated.
Persons With Rights Under a Contract
Owner: The Owner is the person with authority to exercise rights and receive benefits under the Contract (e.g., make allocations among investment options, elect a settlement option, designate the Annuitant, Beneficiary and Payee). An Owner must ordinarily be a natural person, or a trust or other legal entity holding a contract for the benefit of a natural person. Ownership of a non-tax-qualified Contract may be transferred, but transfer may have adverse tax consequences. Ownership of a tax-qualified Contract may not be transferred. Unless otherwise elected or required by law, a transfer of Ownership will not automatically cancel a designation of an Annuitant or Beneficiary or any settlement options election previously made.
Joint Owners: There may be joint Owners of a non-tax-qualified Contract. Joint Owners may each exercise transfer rights and make purchase payment allocations independently. All other rights must be exercised by joint action. A surviving joint Owner who is not the spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner may not become a Successor Owner, but will be deemed to be the Beneficiary of the death benefit which becomes payable on the death of the first Owner to die, regardless of any Beneficiary designation.
Successor Owner: The surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner may become a Successor Owner if the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) was either the joint Owner or sole surviving Beneficiary under the Contract. In order for a spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) to become a Successor Owner, the Owner must make an election prior to the Owner’s death, or the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) must make an election within one year of the Owner’s death.

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As required by federal tax law, the Contract contains rules about the rate at which a death benefit must be paid to a beneficiary who is not your spouse. If the successor owner is not your spouse as defined by federal tax law, then after your death the contract values must be distributed in a manner that complies with those rules.
Civil Union Partners, Domestic Partners and Same-Gender Married Couples: The federal Defense of Marriage Act states that none of the following persons are considered married under federal law: civil union partners, domestic partners, or same-gender married couples. Therefore the favorable tax treatment provided by federal tax law to a surviving spouse is NOT available to a surviving civil union partner, a surviving domestic partner, or the surviving spouse of a same-gender marriage. For information about federal tax laws, please consult a tax advisor.
Annuitant: The Annuitant is the person whose life is the measuring life for life contingent annuity benefit payments. The Annuitant must be the same person as the Owner under a tax-qualified Contract. The Owner may designate or change an Annuitant under a non-tax-qualified Contract. Unless otherwise elected or required by law, a change of Annuitant will not automatically cancel a designation of a Beneficiary or any settlement option election previously made.
Beneficiary: The person entitled to receive the death benefit. The Owner may designate or change the Beneficiary, except that a surviving joint Owner will be deemed to be the Beneficiary regardless of any designation. Unless otherwise elected or required by law, a change of Beneficiary will not automatically cancel a designation of any Annuitant or any settlement option election previously made. If no Beneficiary is designated, and there is no surviving joint Owner, the Owner’s estate will be the Beneficiary. The Beneficiary will be the measuring life for life contingent death benefit payments.
Payee: Under a tax-qualified Contract, the Owner-Annuitant is the Payee of annuity benefits. Under a non-tax-qualified Contract, the Owner may designate the Annuitant or the Owner as the Payee of annuity benefits. Irrevocable naming of a Payee other than the Owner can have adverse tax consequences. The Beneficiary is the Payee of the death benefit.
Assignee: Under a tax-qualified Contract, assignment is not permitted. The Owner of a non-tax-qualified Contract may assign most of his/her rights or benefits under a Contract. Assignment of rights or benefits may have adverse tax consequences.
ACCUMULATION PERIOD
Each Contract allows for an Accumulation Period during which purchase payments are invested according to the Owner’s instructions. During the Accumulation Period, the Owner can control the allocation of investments through transfers or through the following automatic transfer programs offered by the Company: dollar cost averaging, portfolio rebalancing and interest sweep. These programs and telephone, facsimile and Internet transfer procedures are described in the Transfers section of this prospectus. The Owner can access the Account Value during the Accumulation Period through surrenders, systematic withdrawal, or contract loans (if available). These withdrawal features are described more fully in the Surrenders and Contract Loans sections of this prospectus.
Account Statements
During the Accumulation Period, the Company will provide a report at least once each contract year of the Contract’s Account Value, and any other information required by law. The Company will confirm receipt of any purchase payments made after the initial purchase payment in quarterly statements of account activity.
Account Value
The value of a Contract during the Accumulation Period is referred to as the “Account Value.” The Account Value at any given time is the sum of: (1) the value of the Owner’s interest in the Fixed Account options as of that time; (2) the value of the Owner’s interest in the Subaccounts as of that time. The value of the Owner’s interest in the Subaccounts at any time is equal to the sum of the number of Accumulation Units for each Subaccount attributable to that Contract multiplied by the Accumulation Unit Value for the applicable Subaccount at the end of that Valuation Period. The Account Value at any time is net of any charges, deductions, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.

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Accumulation Units
Amounts allocated or transferred to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to the Subaccount by the Accumulation Unit Value for that Subaccount as of the end of the Valuation Period in which the amount allocated is received by the Company, or as of the end of the Valuation Period in which the transfer is made.
Accumulation Units will be canceled as of the end of the Valuation Period during which one of the following events giving rise to cancellation occurs:
•	transfer from a Subaccount

•	full or partial surrender from the Subaccounts

•	payment of a death benefit

•	application of the amounts in the Subaccounts to a settlement option

•	deduction of the contract maintenance fee

•	deduction of any transfer fee
Successor Owner Endorsement
If the Contract is modified by the Successor Owner endorsement, and the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner becomes a Successor Owner of a Contract, the Account Value will be stepped-up to equal the death benefit which otherwise would have been payable, as of what would have been the Death Benefit Valuation Date. In addition, CDSCs will be waived on the entire stepped-up Account Value as of that date, but will apply to any purchase payments applied to the Contract after that date.
For purposes of determining what would have been the Death Benefit Valuation Date, the election to become Successor Owner will be deemed to be instructions as to the form of death benefit. The election to become Successor Owner must be made within one year of the date of the Owner’s death.
The Successor Owner endorsement may not be available in all states.
Purchase Payments
Purchase payments may be made at any time during the Accumulation Period. The current restrictions on purchase payment amounts are:

	Tax-Qualified	Non-Tax-Qualified
Minimum initial purchase payment	$2,000	$5,000
Minimum monthly payments under periodic payment program	$50	$100
Minimum additional payments	$50	$50
Maximum single purchase payment	$500,000 or Company approval	$500,000 or Company approval
The Company reserves the right to increase or decrease the minimum allowable initial purchase payment or minimum purchase payment under a periodic payment program, the minimum allowable additional purchase payment, or the maximum single purchase payment, at its discretion and at any time, where permitted by law.
Each purchase payment will be applied by the Company to the credit of the Owner’s account. If the application form is in Good Order, the Company will apply the initial purchase payment to an account for the Owner within two business days of receipt of the purchase payment. If the application form is not in Good Order, the Company will attempt to get the application form in Good Order within five business days. If the application form is not in Good Order at the end of this period, the Company will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless he or she specifically gives the Company consent to keep the purchase payment until the application form is in Good Order. Once the application form is in Good Order, the purchase payment will be applied to the Owner’s account within two business days.

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Each additional purchase payment is credited to a Contract as of the Valuation Date on which the Company receives the purchase payment. If the purchase payment is allocated to a Subaccount, it will be applied at the Accumulation Unit Value calculated at the end of the Valuation Period in which that Valuation Date occurs.
Investment Options-Allocations
Purchase payments can be allocated in whole percentages to any of the available Subaccounts or Fixed Account options. The current restrictions on allocations are:

Tax-Qualified and Non-Tax-Qualified
Minimum allocation to any Subaccount	$10
Minimum allocation to Fixed Accumulation Account	$10
Minimum allocation to a Fixed Account option with a guarantee period	$2,000 No amounts may be allocated to a fixed guarantee period option, which would extend beyond the Owner’s 85th birthday or five years after the effective date of the Contract, if later.
Allocation during right to cancel period	No current restrictions, however the Company reserves the right to require that purchase payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account option during the right to cancel period, if any.
Principal Guarantee Program
An Owner may elect to have the Company allocate a portion of a purchase payment to the seven-year guaranteed interest rate option such that, at the end of the seven-year guarantee period, that account will grow to an amount equal to the total purchase payment (so long as there are no surrenders or loans from the Contract). The Company determines the portion of the purchase payment that must be allocated to the seven-year guarantee option such that, based on the interest rate then in effect, that account will grow to equal the full amount of the purchase payment after seven years. The remainder of the purchase payment will be allocated according to the Owner’s instructions. The minimum purchase payment eligible for the principal guarantee program is $5,000.
Transfers
During the Accumulation Period, an Owner may transfer amounts among Subaccounts, among Fixed Account options, and/or between Subaccounts and Fixed Account options.

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The current restrictions on transfers are:

Tax-Qualified and Non-Tax-Qualified
Minimum Transfers from
- any Subaccount	$500 or balance of Subaccount, if less than $1,000
- Fixed Account option	$500 or balance of Fixed Account option, if less
Minimum Transfer to
- Fixed Accumulation Account	None
- Fixed Account option with guarantee period	$2,000 — No amounts may be transferred to a Fixed Account option with guarantee period, which would extend beyond the Owner’s 85th birthday or five years after the effective date of the Contract, if later.
Maximum Transfers from
- Fixed Accumulation Account	During any contract year, 20% of the Fixed Account option’s value as of the most recent contract anniversary.
- Maturing Fixed Account option with guarantee period	The amount contained in the maturing Fixed Account option with guarantee period.
- Non-Maturing Fixed Account option with guarantee period	During any contract year, 20% of the Fixed Account option’s value as of the most recent contract anniversary.
General Restrictions on Transfers from Fixed Account options	▪ May not be made prior to first contract anniversary.
▪ Amounts transferred from Fixed Account options to Subaccounts may not be transferred back to Fixed Account options for a period of six months from the date of the original transfer.
A transfer is effective on the Valuation Date during which the Company receives the request for transfer, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs.
Automatic Transfer Programs
During the Accumulation Period, the Company offers the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from the Company by calling 1-800-789-6771. There are risks involved in switching between investments available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under the Contract without a transfer fee charge. However, the Company reserves the right to impose a fee in such amount as the Company may then determine to be reasonable for participation in automatic transfer programs.

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Minimum Account
Service	Description	Requirements	Limitations/Notes
Dollar Cost Averaging
Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
	Automatic transfers from the money market Subaccount to any other Subaccount(s), or from the Fixed Accumulation Account option to any Subaccount(s), on a monthly or quarterly basis.	Source of funds must be at least $10,000. Minimum transfer per month is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to any of the Fixed Account options. The dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the Owner.

Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatically transfer amounts between the Subaccounts and the Fixed Accumulation Account option to maintain the percentage allocations selected by the Owner.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter. Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account option is being utilized.

Interest Sweep	Automatic transfers of the income from any Fixed Account option(s) to any Subaccount(s).	Balance of each Fixed Account option selected must be at least $5,000. Maximum transfer from each Fixed Account option selected is 20% of such Fixed Account option’s value per year. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter. Interest sweep is not available from the Seven-Year Guaranteed Interest Rate Option if the Principal Guarantee Program is selected.
Changes in or Termination of Automatic Transfer Programs
The Owner may terminate any of the automatic transfer programs at any time, but must give the Company at least 30 days’ notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at 1-800-789-6771, by U.S. or overnight mail, or by facsimile at 513-768-5115. The Company may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to Owners, as permitted by applicable law. Any such termination, suspension or modification will not affect automatic transfer programs already in place.
The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing automatic transfer programs in such amount(s) as the Company may then determine to be reasonable for participation in the program. The maximum amount of the annual fee that would be imposed for participating in each automatic transfer program is $30.
Telephone, Facsimile or Internet Transfers
Currently, instead of placing a request in writing, an Owner may place a request for all or part of the Account Value to be transferred by telephone, facsimile or over the Internet. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted once each Valuation Period by telephone at 1-800-789-6771, or via facsimile at 513-768-5115, or over the Internet through the Company’s web site at www.gafri.com, between 9:30 a.m. and 4:00 p.m. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period. Access to these alternate methods of placing transfer requests, particularly through the Company’s web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. The Company may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.

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Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
Neither the Contracts described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). An Owner who intends to use an active trading strategy should consult his/her registered representative and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
The Company discourages (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract Owners, Annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values;

•	Portfolio advisors taking actions that negatively impact performance (keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.
To help protect Contract Owners, Annuitants and beneficiaries from the negative impact of these practices, the Company has implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee the Company will be able to detect harmful trading practices, or, if it is detected, to prevent recurrence.
U.S. Mail Restrictions
The Company monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a Contract may appear on these reports if the Contract Owner (or a third party acting on their behalf) engages in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, if a Contract Owner executes multiple transfers involving 10 underlying Portfolios in one day, this counts as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Account options) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as Dollar Cost Averaging, Portfolio Rebalancing and Interest Sweep.
As a result of this monitoring process, the Company may restrict the method of communication by which transfer requests will be accepted. In general, the Company will adhere to the following guidelines:

Trading Behavior	The Company’s Response
6 or more transfer events in one quarter in a Contract year	The Company will mail a letter to the Contract Owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and

(2)    if their transfer events exceed 12 in one Contract year, the Owner will be limited to submitting transfer requests via regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed).

More than 12 transfer events in one Contract year	The Company will automatically limit the Contract Owner to submitting transfer requests via regular first-class U.S. mail.
On each Contract anniversary, the Company will start the monitoring anew, so that each Contract starts with 0 transfer events the first day of each new Contract year. See, however, the “Other Restrictions” provision below.
Managers of Multiple Contracts
Some investment advisors/representatives manage the assets of multiple Contracts pursuant to trading authority granted or conveyed by multiple Contract Owners. These multi-contract advisors will generally be required by the Company to submit all transfers requests via regular first-class U.S. Mail.
Other Restrictions
The Company reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect Contract Owners, Annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of the Company’s monitoring

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procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by the Company to constitute harmful trading practices, may be restricted. The Company will consider the following factors:
•	the dollar amount involved in the transfer event;

•	the total assets of the Portfolio involved in the transfer event;

•	the number of transfer events completed in the current Contract year quarter; or

•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies.
In addition, the Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. The Company will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception.
The restrictions discussed above are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If the Company determines its goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. The Company will consider waiving the procedures described above for unanticipated financial emergencies.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:
•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and

•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.
Surrenders
An Owner may surrender a Contract either in full or in part during the Accumulation Period. A CDSC may apply on surrender. The restrictions and charges on surrenders are:

	Tax-Qualified	Non-Tax-Qualified
Minimum amount of partial surrender	$500

Minimum remaining Surrender Value after partial surrender	$500

Amount available for surrender (valued as of end of Valuation Period in which request for surrender is received by the Company)	Account Value less applicable CDSC, subject to tax law or employer plan restrictions on withdrawals or surrenders.	Account Value less applicable CDSC, subject to employer plan restrictions on withdrawals or surrenders.

Tax penalty for early withdrawal	When applicable, 10% of amount distributed before age 59 1/2

Contract maintenance fee on full surrender	$25 (no CDSC applies to fee)

Contingent deferred sales charge (“CDSC”)	Up to 7% of purchase payments

Order of withdrawal for purposes of CDSC (order may be different for tax purposes)	First from accumulated earnings (no CDSC applies) and then from purchase payments in the order in which we receive them (CDSC may apply).
A full surrender will terminate the Contract. Partial surrenders are withdrawn proportionally from all Subaccounts and Fixed Account options in which the Contract is invested on the date the Company receives the surrender request unless the Owner requests that the surrender be withdrawn from a specific investment option. A surrender is effective on the Valuation Date during which the Company receives the request for surrender, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs. Payment of a surrendered amount may be delayed if the amount surrendered was paid to the Company by a check that has not yet cleared. Surrenders

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from a Fixed Account option may be delayed for up to six months after receipt of a surrender request as allowed by state law. Surrenders from the Subaccounts may be delayed during any period the New York Stock Exchange is closed or trading is restricted, or when the SEC either: (1) determines that there is an emergency which prevents valuation or disposal of securities held in the Separate Account; or (2) permits a delay in payment for the protection of security holders.
Free Withdrawal Privilege
The Company will waive the CDSC on full or partial surrenders during the first contract year, on an amount equal to not more than 10% of all purchase payments received. During the second and succeeding contract years, the Company will waive the CDSC on an amount equal to not more than the greater of: (a) accumulated earnings (Account Value in excess of purchase payments); or (b) 10% of the Account Value as of the last contract anniversary.
If the free withdrawal privilege is not exercised during a Contract year, it does not carry over to the next Contract year.
Long-Term Care Waiver Rider
If the Long-Term Care Waiver Rider is available in your state, it is automatically provided with your Contract. If a Contract is modified by the Long-Term Care Waiver Rider, surrenders may be made free of any CDSC if the Owner has been confined in a qualifying licensed hospital or long-term care facility for at least 90 days beginning on or after the first contract anniversary. There is no charge for this rider.
Systematic Withdrawal
During the Accumulation Period, an Owner may elect to automatically withdraw money from the Contract. The Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent that the amount withdrawn exceeds the free withdrawal privilege. The Owner may begin or discontinue systematic withdrawals at any time by request to the Company, but at least 30 days’ notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for systematic withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially different amount of total payments over the life of the Contract than if annuitization were elected.
Contract Loans
If loans are available under a Contract, loan provisions are described in the loan endorsement to the Contract. The Company may make loans to Owners of certain tax-qualified Contracts. If loans are available under your Contract and you borrow money under the loan provisions, we will charge interest on the loan. The maximum interest rate we charge is 8%. Any such loans will be secured with an interest in the Contract, and the collateral for the loan will be moved from the Subaccounts you designate to the Fixed Accumulation Account option and earn a fixed rate of interest applicable to loan collateral, which will be at least 3%. Generally, we require the collateral amount to be 110% of the outstanding loan balance. The restrictions that otherwise apply to the Fixed Accumulation Account do not apply to transfers of collateral amounts to the Fixed Accumulation Account or to such amounts no longer required to collateralize the loan.
The difference between the interest rate we charge on a loan and the interest rate we credit to the collateral amount is called the “loan interest spread.”
•	Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to the collateral amount in the Fixed Accumulation Account is 3%, the maximum loan interest spread is 5%.

•	Because we are currently charging 6% interest on loans and crediting 3% interest on collateral, the current “loan interest spread” is 3%.
If loans are available under your Contract and you borrow money under the loan provisions, you will not be able to surrender or annuitize your Contract until all such loans are paid in full. Loans may also limit the amount of money that

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you can patially surrender from your Contract. If you default in repaying a loan under your Contract, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.
If we receive money from you while a loan is outstanding under your Contract, we will treat the money as a Purchase Payment unless you notify us that the money is a loan payment. We do not treat loan payments as Purchase Payments for the purpose of the CDSC.
Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code, and default on a loan will result in a taxable event. You should consult a tax advisor prior to exercising loan privileges.
A loan, whether or not repaid, will have a permanent effect on the Account Value of a Contract because the collateral cannot be allocated to the Subaccounts or Fixed Account guarantee periods. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on collateral while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.
Termination
The Company reserves the right to terminate any Contract at any time during the Accumulation Period if the Surrender Value is less than $500. In that case, the Contract will be involuntarily surrendered and the Company will pay the Owner the amount that would be due the Owner on a full surrender.
BENEFIT PAYMENT PERIOD
Annuity Benefit
An Owner may designate the date that annuity payments will begin, and may change the date up to 30 days before annuity payments are scheduled to begin. Unless the Company agrees otherwise, the first day of a Benefit Payment Period in which annuity payments are paid cannot be later than the Contract anniversary following the 85th birthday of the eldest Owner, or five years after the effective date of the Contract, whichever is later.
The amount applied to a settlement option will be the Account Value as of the end of the Valuation Period immediately preceding the first day of the Benefit Payment Period. For tax-qualified Contracts, if the Payee is a non-natural person, a surrender will be deemed to have been made and the amount applied to a settlement option will be the Surrender Value instead of the Account Value, unless the non-natural person Payee is the Owner of the individual or group Contract and has an immediate obligation to make corresponding payments to the Annuitant of the Contract.
The Owner may select any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
If the Owner has not previously made an election as to the form of settlement option, the Company will contact the Owner to ascertain the form of settlement option to be paid. If the Owner does not select a settlement option, such as a specific fixed dollar benefit payment, a variable dollar benefit payment, or a combination of a variable and fixed dollar benefit payment, the Company will apply the Account Value to a fixed dollar benefit for the life of the Annuitant with 120 monthly payments assured, as described in the Settlement Options section of this prospectus.
Death Benefit
A death benefit will be paid under a Contract if the Owner dies during the Accumulation Period. If a surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) becomes a Successor Owner of the Contract, the death benefit will be paid on the death of the Successor Owner if he or she dies during the Accumulation Period. An example of the determination of the Death Benefit Amount is included as Appendix B.

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Death Benefit Amount
The Death Benefit Amount will equal the greatest of:
1)	the Account Value on the Death Benefit Valuation Date;

2)	the total purchase payment(s), less any partial surrenders and any CDSCs that applied to those amounts; or

3)	the largest Account Value on any contract anniversary which is an exact multiple of five and prior to the Owner’s death or the Owner’s 75th birthday if earlier, less any partial surrenders and any CDSCs that applied to those amounts.
Any applicable premium tax or other taxes not previously deducted, and any outstanding loans, will be deducted from the death benefit amount described above.
The death benefit will be allocated among the Subaccounts and the Fixed Account options. This allocation will occur as of the Death Benefit Valuation Date. It will be made in the same proportion as the value of each option bears to the total Account Value immediately before that date.
An Owner may elect the form of payment of the death benefit at any time before his or her death. The form of payment may be a lump sum, or any available form of settlement option. The standard forms of settlement options are described in the Settlement Options section of this prospectus. If the Owner does not make an election as to the form of death benefit, the Beneficiary may make an election within one year after the Owner’s death. If no election as to form of settlement option is made, the Company will apply the death benefit to a fixed dollar benefit for a period certain of 48 months. The first day of the Benefit Payment Period in which a death benefit is paid may not be more than one year after the Owner’s death; the day a death benefit is paid in a lump sum may not be more than five years after the Owner’s date of death.
If the beneficiary is an individual and the lump sum payment option is selected, we pay the death benefit by establishing an interest-bearing draft account for the beneficiary in the amount of the death benefit. This account is called the Great American Benefit Choice Account. We send the beneficiary a personalized “checkbook” for this account. The beneficiary may withdraw all or part of the money in this account at any time by writing a draft against the account. The servicing bank will process the draft by drawing funds from our general account.
The Great American Benefit Choice Account earns interest, which is compounded daily and credited monthly. We set the interest rate for this account. We review the rate periodically and we may change it at any time. We may make a profit on the money held in this account.
The Great American Benefit Choice Account is part of our general account. It is not a bank account, and it is not insured by the FDIC, NCUSIF, or any government agency. As part of our general account, it is subject to the claims of our creditors.
In some circumstances when a lump sum payment option is selected, we do not establish a draft account for the beneficiary.
•	If the death benefit is less than $5,000 or the beneficiary is a non-natural person such as a trust, estate or corporation, we pay the death benefit with a single check payable to the beneficiary.

•	If the beneficiary is a resident of Arkansas, Colorado, Florida, Kansas, Maryland, Nevada, North Carolina or North Dakota and he or she requests that the lump sum be paid by check, we pay the death benefit with a single check payable to the beneficiary.
Payment of Benefits
When a Contract is annuitized, or when a death benefit is applied to a settlement option, the Account Value or the death benefit, as the case may be, is surrendered to the Company in exchange for a promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments may be calculated and paid: (1) as a variable dollar benefit; (2) as a fixed dollar benefit; or (3) as a combination of both. The stream of payments, whether variable dollar or fixed dollar, is an obligation of the Company’s general account. However, only the amount of fixed dollar benefit payments is guaranteed by the Company. The Owner (or Payee) bears the risk that any variable dollar benefit payment may be less than the initial variable dollar benefit payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently. Transfers between a variable dollar benefit and a fixed dollar benefit are not permitted, but transfers of Benefit Units among Subaccounts are permitted once each 12 months after a

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variable dollar benefit has been paid for at least 12 months. The formulas for transferring Benefit Units among Subaccounts during the Benefit Payment Period are set forth in the Statement of Additional Information.
Settlement Options
The Company will make periodic payments in any form of settlement option that is acceptable to it at the time of an election. The standard forms of settlement options are described below. Payments under any settlement option may be in monthly, quarterly, semiannual or annual payment intervals. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. The Company, in its discretion, may require benefit payments to be made by direct deposit or wire transfer to the account of a designated Payee.
The Company may modify minimum amounts, payment intervals and other terms and conditions at any time without prior notice to Owners. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or payment intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option that is contingent on the life of a specified person or persons, the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options may be commuted on a basis acceptable to you and us at the time of the commutation request.
The dollar amount of benefit payments will vary with the frequency of the payment interval and the duration of the payments. Generally, each payment in a stream of payments will be lesser in amount as the frequency of payment increases, or as the length of the payment period increases, because more payments will be paid. For life contingent settlement options, each payment in the stream of payments will generally be lesser in amount as the life expectancy of the Annuitant or Beneficiary increases because more payments are expected to be paid.
For life contingent settlement options, the death of the Annuitant may result in only a single payment being made. For fixed period settlement options, the periodic payments will continue for the entire fixed period even if the Annuitant dies during the payment period.
Income for a Fixed Period: The Company will make periodic payments for a fixed period of 5 to 30 years. (Payment intervals of 1 to 4 years are available for death benefit settlement options only.)
Life Annuity with Payments for a Fixed Period: The Company will make periodic payments for a fixed period, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.
Joint and One-Half Survivor Annuity: The Company will make periodic payments until the death of the primary person on whose life benefit payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.
Life Annuity: The Company will make periodic payments until the death of the person on whose life the benefit payments are based.
Forms of Benefit Payments Under Settlement Options
Fixed Dollar Payments
Fixed dollar benefit payments are determined by multiplying the amount applied to the fixed dollar benefit (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium taxes) by the amount of the payment per $1,000 of value which the Company is currently paying for settlement options of that type. Fixed dollar benefit payments will remain level for the duration of the Benefit Payment Period.
The Company guarantees minimum fixed dollar benefit payment factors based on 1983 group annuity mortality tables, for blended lives (60% female/40% male) with interest at 3% per year, compounded annually. The minimum monthly payments per $1,000 of value for the Company’s standard settlement options are set forth in tables in the Contracts. Upon request, the Company will provide information about minimum monthly payments for ages or fixed periods not shown in the settlement option tables.

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Variable Dollar Payments
The first variable dollar benefit payment is the amount it would be if it were a fixed dollar benefit payment calculated at the Company’s minimum guaranteed settlement option factors, reduced by a pro rata portion of the certificate maintenance fee, equal to the amount of the fee divided by the number of payments to be made over a 12-month period.
The amount of each subsequent variable dollar benefit payment will reflect the investment performance of the Subaccount(s) selected and may vary from payment to payment. For example, because the first benefit payment includes a 3% rate of interest, subsequent benefit payments will be less than the first payment if the net investment performance of the applicable Subaccount(s) is less than 3%. Consequently, because the actual rate of return may be different than the assumed rate of return used to set initial payment amounts, the actual payment amounts may vary.
The amount of each subsequent payment is the sum of the payment due for each Subaccount selected, less a pro rata portion of the certificate maintenance fee, as described above. The payment due for a Subaccount equals the shares for that Subaccount, which are the Benefit Units, times their value, which is the Benefit Unit Value for that Subaccount as of the end of the fifth Valuation Period preceding the due date of the payment.
The number of Benefit Units for each Subaccount selected is determined by allocating the amount of the first variable dollar benefit payment (before deduction of the pro rata portion of the certificate maintenance fee) among the Subaccount(s) selected in the percentages indicated by the Owner (or Payee). The dollar amount allocated to a Subaccount is divided by the Benefit Unit Value for that Subaccount as of the first day of the Benefit Payment Period. The result is the number of Benefit Units that the Company will pay for that Subaccount at each payment interval. The number of Benefit Units for each Subaccount remains fixed during the Benefit Payment Period, except as a result of any transfers among Subaccounts or as provided under the settlement option elected. An explanation of how Benefit Unit Values are calculated is included in the Definitions section of this prospectus.
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity policies. The home office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The Company is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”). GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
The Company may from time to time publish in advertisements, sales literature and reports to Owners the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s, and Fitch. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect A.M. Best Company’s opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.
The obligations under the Contracts are obligations of the Company. The fixed benefits under this Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under this Contract are provided through the Separate Account, which is described below.
The Company’s general account assets are used to guarantee the payment of applicable annuity and death benefits under the Contracts. As a result, Contract owners must rely on the financial strength of the Company for any benefit payments under the Contract. To the extent that we are required to pay benefit amounts in excess of the applicable Contract values, such amounts will come from the Company’s general account assets. You should be aware that the Company’s general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate risk, liquidity risk and credit risk. The Company’s financial statements in the Statement of Additional Information include a further discussion of investments held by the Company’s general account. In addition, the Company’s general account is subject to the claims of its creditors.

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THE SEPARATE ACCOUNT
General
The Separate Account was established by the Company on May 26, 1995 as an insurance company separate account under the laws of the State of Ohio, pursuant to resolution of the Company’s Board of Directors. The Separate Account is registered with the SEC under the 1940 Act as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account.
The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company’s general account assets or any other separate account maintained by the Company. The assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. The obligations under the Contracts are obligations of the Company.
Additions, Deletions, or Substitutions of Subaccounts
The Company may add or delete Subaccounts at any time, or may substitute one Portfolio for another, at any time. The Company does not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of purchase payments or transfers. In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change.
Additions or substitutions of Subaccounts or Portfolios may be due to an investment decision by the Company, or due to an event not within the Company’s control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company which offers a Portfolio.
If the Company substitutes the shares of another investment company for the shares of any Portfolio, the Company will first obtain approval of the SEC to the extent required by the Investment Company Act of 1940, as amended (“1940 Act”), or other applicable law. The Company will also notify Owners before it substitutes a Portfolio.
New Subaccounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Subaccounts will be made available to existing Owners on a basis to be determined by the Company and that is not discriminatory.
If deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.
VOTING OF PORTFOLIO SHARES
To the extent required by law, all Portfolio shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Portfolios in accordance with instructions received from persons having voting interests in the corresponding Subaccount. During the Accumulation Period, the Company will vote Portfolio shares according to instructions of Owners, unless the Company is permitted to vote shares in its own right.
The number of votes that an Owner may vote will be calculated separately for each Subaccount. The number will be determined by applying the Owner’s percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount.
The Owner’s percentage interest and the total number of votes will be determined as of the record date established by that Portfolio for voting purposes. Voting instructions will be solicited by written communication in accordance with procedures established by the respective Portfolios.

28

The Company will vote or abstain from voting shares for which it receives no timely instructions and shares it holds as to which Owners have no beneficial interest (including shares held by the Company as reserves for benefit payments*). The Company will vote or abstain from voting such shares in proportion to the voting instructions it receives from Owners of all Contracts participating in the Subaccount. Because we will use this proportional method of voting, a small number of Owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.
Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio. The Portfolios are not required to hold annual or other regular meetings of shareholders.

*	Neither the Owner nor Payee has any interest in the Separate Account during the Benefit Payment Period. Benefit Units are merely a measure of the amount of the payment the Company is obligated to pay on each payment date.
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the contracts. Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is an indirect wholly-owned subsidiary of American Financial Group, Inc. and, as a result, is an affiliate of the Company.
The Contracts are sold by insurance agents who are also registered representatives of (1) GAA or (2) other broker-dealers that have entered into selling agreements with GAA. GAA and the other broker-dealers are registered under the Securities Exchange Act of 1934, and are members of the National Association of Securities Dealers, Inc. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
The Company pays commissions to GAA for promotion and sale of the contracts. GAA retains the commissions for sales made through one of its registered representatives, or pays the commissions to other broker-dealers for sales made through one of their registered representatives. GAA and the other broker-dealers pay their registered representatives from their own funds.
Commissions paid by the Company are calculated as a percentage of the purchase payments received for a contract or a percentage of the contract value (sometimes called a trail commission).
Commissions paid on the Contracts and payments for other services are not charged directly to you or your Account Value, but are charged indirectly through fees and charges imposed under the Contracts. If these fees and charges are not sufficient to cover the commissions and other payments, any deficiency will be made up from the Company’s general assets.
Amounts paid by the Company to GAA for 2009, 2008 and 2007 were $                    , $423,813 and $541,875 respectively, which amount includes compensation related to other contracts issued through Annuity Investors Variable Account A.
The Statement of Additional Information includes more information about the compensation we pay to GAA and additional compensation that GAA pays to select selling firms.
FEDERAL TAX MATTERS
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.
The tax information provided in the prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an attorney or tax advisor who is not affiliated with the Company.

29

Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee.
Tax-Qualified Retirement Plans
Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.
Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.
Tax-Sheltered Annuities
IRC 403(b) of the Code permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.
Pension, Profit–Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the

30

plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.
Roth TSAs and Roth 401(k)s
IRC Section 402A permits TSA plans and 401(k) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the employee’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.
Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers, as described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

31

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other Contracts.

Nonqualified Deferred
	Tax-Qualified Contracts and Plans	Compensation Plans	Other Annuity Contracts
Plan Types
▪    IRC §401 (Pension,
Profit–Sharing, 401(k))
▪    IRC §403(b)
(Tax-Sheltered Annuity)
▪    IRC §408
(IRA, SEP, SIMPLE IRA)
▪    IRC §408A
(Roth IRA)
▪    IRC §402A
(Roth TSA or
Roth 401(k))
▪    IRC §457
(Governmental §457)
		▪ IRC §409A ▪ IRC §457 (Nongovernmental §457)	IRC §72 only

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.		None.

Taxation of Surrenders and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after-tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions from before August 14, 1982 are returned.

Taxation of Annuitization Payments (annuity benefit or death benefit)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, or Roth 401(k) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans. Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor on transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

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Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan of an employer, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
For a Roth IRA or Contract that is not tax-qualified, there are no required minimum distributions during life.
All Contracts are generally subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life or if under a tax-qualified Contract the required beginning date for distributions had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. Otherwise, the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse (as defined by federal tax law) may elect out of these requirements, and apply the required minimum distribution rules as if the Contract were his or her own.
THE REGISTRATION STATEMENT
The Company filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 450 Fifth Street, N.W., Washington, D.C., and may also be accessed at the SEC’s web site http://www.sec.gov. The registration number for the Registration Statement is 33-65409.
OTHER INFORMATION AND NOTICES
Householding — Revocation of Consent
Owners at a shared address who have consented to receive only one copy of each prospectus, annual report, or other required document per household (“householding”) may revoke their consent at any time, and may receive separate documents, by contacting the Company at 1-800-789-6771.
Owners who are currently receiving multiple copies of required documents may request additional information about householding by contacting the Company at 1-800-789-6771.
Electronic Delivery of Required Documents
Owners who wish to receive prospectuses, SAIs, annual reports, and other required documents only in electronic form must give their consent. Consent may be revoked at any time. Please contact the Company at 1-800-789-6771 for additional information about electronic delivery of documents.
Legal Proceedings
The Company and Great American Advisors®, Inc. are involved in various kinds of routine litigation which, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.

33

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
General Information and History
State Regulations
PORTFOLIOS
General Information
Revenue We Receive from the Portfolios and/or Their Service Providers
SERVICES
Safekeeping of Separate Account Assets
Records and Reports
Experts
DISTRIBUTION OF THE CONTRACTS
Compensation Paid to GAA
Additional Compensation Paid to Selected Selling Firms
PERFORMANCE INFORMATION
Standardized Total Return — Average Annual Total Return
Adjusted Historical Total Return
Non-Standardized Total Return — Cumulative Total Return
Standardized Yield for Money Market Subaccounts
BENEFIT UNITS-TRANSFER FORMULAS
GLOSSARY OF FINANCIAL TERMS
FEDERAL TAX MATTERS
Taxation of Separate Account Income
Tax Deferral on Non-Tax Qualified Contracts
FINANCIAL STATEMENTS
Copies of the Statement of Additional Information dated May 1, 2010 are available without charge. To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423. You may also call the Company at 1-800-789-6771, or visit us at our web site www.gafri.com to request a copy.

Name:

Address:

City:	State:	Zip:

34

APPENDIX A: CONDENSED FINANCIAL INFORMATION

Standard	Standard
Accumulation	Accumulation
Unit Value	Units Outstanding	Year
American Century VP Large Company Value Fund-Class I Shares (Inception Date 5/1/2005)
9.049172	143,631.839	12/21/09
7.633677	146,167.141	12/31/08
12.326244	153,225.450	12/31/07
12.643976	143,448.851	12/31/06
10.670953	34,986.764	12/31/05
American Century VP Mid Cap Value Fund-Class I Shares (Inception Date 5/1/2005)
12.403375	150,377.650	12/31/09
9.665945	148,438.694	12/31/08
12.939262	179,311.466	12/31/07
13.413310	219,796.341	12/31/06
11.290574	6,984.348	12/31/05
American Century VP Ultra® Fund-Class I Shares (Inception Date 5/1/2005)
9.621508	10,110.283	12/31/09
7.245208	9,338.482	12/31/08
12.538191	10,188.375	12/31/07
10.492509	6,407.709	12/31/06
10.984799	5,074.516	12/31/05
American Century VP VistaSM Fund-Class I Shares (Inception Date 5/1/2005)
10.427850	55,970.371	12/31/09
8.622412	73,119.622	12/31/08
16.996320	83,240.285	12/31/07
12.314644	80,073.506	12/31/06
11.439728	8,453.107	12/31/05
BlackRock Basic Value V.I. Fund-Class I (Inception Date 12/7/1995)
24.882318	218,371.939	12/31/09
19.214385	221,409.243	12/31/08
30.773549	238,453.589	12/31/07
30.608679	249,996.235	12/31/06
25.434144	259,862.006	12/31/05
25.019821	262,502.094	12/31/04
22.810796	235,405.286	12/31/03
17.334671	224,789.902	12/31/02
21.343769	220,538.862	12/31/01
20.729966	196,483.457	12/31/00
BlackRock Global Allocation V.I. Fund-Class I (Inception Date 12/7/1995)
24.362816	111,826.699	12/31/09
20.354500	90,253.537	12/31/08
25.580663	85,651.075	12/31/07
22.140108	78,734.127	12/31/06
19.239089	77,717.735	12/31/05
17.628189	65,889.091	12/31/04
15.606859	43,963.575	12/31/03
11.731935	32,762.255	12/31/02
12.932132	28,565.341	12/31/01
14.367468	29,249.252	12/31/00

A-1

Standard	Standard
Accumulation	Accumulation
Unit Value	Units Outstanding	Year
BlackRock High Income V.I. Fund-Class I (Inception Date 12/7/1995)
18.556238	63,126.958	12/31/09
11.997956	61,740.138	12/31/08
17.155855	83,118.965	12/31/07
16.967691	89,142.086	12/31/06
15.694137	103,660.934	12/31/05
15.651303	121,511.004	12/31/04
14.173673	122,975.371	12/31/03
11.201432	121,073.352	12/31/02
11.510137	128,766.852	12/31/01
11.205014	130,314.034	12/31/00
BlackRock Money Market V.I. Fund-Class I (Inception Date 12/7/1995)
1.302246	611.673.666	12/31/09
1.313136	601,238.869	12/31/08
1.300749	610,689.015	12/31/07
1.265850	618,813.280	12/31/06
1.233894	785,490.564	12/31/05
1.219719	950,106.475	12/31/04
1.223020	929,646.597	12/31/03
1.228164	1,036,231.114	12/31/02
1.225846	1,058,892.677	12/31/01
1.200162	726,382.977	12/31/00
Dreyfus IP Technology Growth Portfolio-Initial Shares (Inception Date 5/1/2005)
12.078525	287,550.635	12/31/09
7.757603	289,394.563	12/31/08
13.356987	305,423.142	12/31/07
11.790739	389,403.221	12/31/06
11.446321	2,329.743	12/31/05
The Dreyfus Socially Responsible Growth Fund-Initial Shares (Inception Date 12/7/1995)
15.351268	211,564.650	12/31/09
11.622399	218,171.699	12/31/08
17.949168	243,144.129	12/31/07
16.864692	290,528.144	12/31/06
15.638756	317,174.676	12/31/05
15.283573	362,858.071	12/31/04
14.571838	399,688.683	12/31/03
11.709016	400,039.410	12/31/02
16.685382	434,635.915	12/31/01
21.821644	415,642.404	12/31/00
Dreyfus Stock Index Fund, Inc.-Initial Shares (Inception Date 12/7/1995)
18.761386	783,736.549	12/31/09
15.038587	789,479.677	12/31/08
24.228843	840,653.191	12/31/07
23.311957	960,052.937	12/31/06
20.438623	991,039.992	12/31/05
19.769099	1,028,609.077	12/31/04
18.093861	1,061,524.920	12/31/03
14.271840	1,048,558.048	12/31/02
18.612764	1,109,281.281	12/31/01
21.461115	1,057,638.906	12/31/00

Standard	Standard
Accumulation	Accumulation
Unit Value	Units Outstanding	Year
Dreyfus VIF Appreciation Portfolio-Initial Shares (Inception Date 12/7/1995)
20.922965	423,436.333	12/31/09
17.287881	448,561.003	12/31/08
24.851560	517,511.780	12/31/07
23.492331	562,772.333	12/31/06
20.423442	598,037.084	12/31/05
19.813787	625,853.345	12/31/04
19.100406	657,678.472	12/31/03
15.960299	649,672.388	12/31/02
19.403096	653,512.152	12/31/01
21.663935	630,679.897	12/31/00
Dreyfus VIF Growth & Income Portfolio-Initial Shares (Inception Date 5/1/1997)
11.698539	152,493.648	12/31/09
9.198753	155,010.579	12/31/08
15.633335	181,394.405	12/31/07
14.599203	211,010.538	12/31/06
12.909842	235,610.255	12/31/05
12.648851	264,411.535	12/31/04
11.918628	281,917.872	12/31/03
9.534145	285,588.684	12/31/02
12.927945	291,697.672	12/31/01
13.903391	285,476.574	12/31/00
Dreyfus VIF Money Market Portfolio (Inception Date 5/1/2005)
1.080517	630,964.916	12/31/09
1.091696	859,060.272	12/31/08
1.079095	438,158.598	12/31/07
1.044070	320,807.244	12/31/06
1.011753	379,408.934	12/31/05
Dreyfus VIF Opportunistic Small Cap Portfolio-Initial Shares (Inception Date 5/1/1997)
12.042256	310,426.732	12/31/09
9.675439	311,061.041	12/31/08
15.700889	358,662.134	12/31/07
17.877947	468,606.515	12/31/06
17.445936	514,496.230	12/31/05
16.697603	546,720.794	12/31/04
15.186341	560,122.890	12/31/03
11.675766	525,168.199	12/31/02
14.617148	497,011.585	12/31/01
15.765516	449,398.069	12/31/00
DWS Small Cap Index VIP-Class A (Inception Date 5/1/1999)
13.799314	99,259.574	12/31/09
11.040204	93,375.328	12/31/08
16.972161	97,407.310	12/31/07
17.520732	95,430.853	12/31/06
15.100616	78,895.110	12/31/05
14.666441	55,658.873	12/31/04
12.612134	52,772.478	12/31/03
8.720926	27,311.752	12/31/02
11.118707	22,866.676	12/31/01
11.030253	16,764.780	12/31/00

Standard	Standard
Accumulation	Accumulation
Unit Value	Units Outstanding	Year
Invesco V.I. Capital Development Fund-Series I Shares (Inception Date 5/1/2001)
11.211328	392,244.876	12/30/09
7.974497	413,876.628	12/31/08
15.245206	475,994.579	12/31/07
13.928779	538,627.913	12/31/06
12.104906	59,893.571	12/31/05
11.183438	42,840.366	12/31/04
9.804995	24,006.771	12/31/03
7.334169	9,315.310	12/31/02
9.442643	1,234.008	12/31/01
Invesco V.I. Core Equity Fund-Series I (Inception Date 5/1/2006)
10.098800	59,034.269	12/31/09
7.971070	46,146.985	12/31/08
11.555408	41,625.124	12/31/07
10.823900	46,361.612	12/31/06
Invesco V.I. Government Securities Fund-Series I Shares (Inception Date 5/1/2001)
13.416284	118,990.502	12/31/09
13.587730	100,138.055	12/31/08
12.252142	64,034.932	12/31/07
11.668408	61,706.979	12/31/06
11.410607	68,254.644	12/31/05
11.365931	70,639.152	12/31/04
11.221802	73,318.007	12/31/03
11.241738	52,956.035	12/31/02
10.385882	5,714.204	12/31/01
Invesco Van Kampen V.I. Core Plus Fixed Income Portfolio-Class I (Inception Date 5/1/1997)
15.676009	218,043.181	12/31/09
14.478010	191,870.029	12/31/08
16.328006	216,365.806	12/31/07
15.680757	206,817.135	12/31/06
15.307613	227,713.191	12/31/05
14.874084	233,218.393	12/31/04
14.431713	219,636.273	12/31/03
13.964428	178,024.707	12/31/02
13.173691	145,193.003	12/31/01
12.201975	93,917.861	12/31/00
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Class I (Inception Date 5/1/2005)
11.599857	96,178.035	12/31/09
8.438291	85,111.168	12/31/08
14.555182	79,680.202	12/31/07
13.668243	66,493.669	12/31/06
11.467222	25,187.384	12/31/05

Standard	Standard
Accumulation	Accumulation
Unit Value	Units Outstanding	Year
Janus Aspen Balanced Portfolio-Institutional Shares (Inception Date 5/1/1997)
31.135396	655,662.992	12/31/09
25.045830	678,738.756	12/31/08
30.137288	775,768.578	12/31/07
27.611739	888,750.515	12/31/06
25.253488	933,607.587	12/31/05
23.689025	1,020,343.597	12/31/04
22.103519	1,119,774.823	12/31/03
19.622780	1,204,456.110	12/31/02
21.236842	1,333,874.478	12/31/01
22.556000	1,299,159.372	12/31/00
Janus Aspen Enterprise Portfolio-Institutional Shares (Inception Date 5/1/1997)
19.600569	355,512.718	12/31/09
13.705224	368,932.578	12/31/08
24.662372	399,380.581	12/31/07
20.465645	467,752.915	12/31/06
18.241039	502,489.172	12/31/05
16.447143	528,762.303	12/31/04
13.793001	557,022.449	12/31/03
10.336855	555,763.371	12/31/02
14.523289	546,207.775	12/31/01
24.288229	482,982.098	12/31/00
36.068642	396,557.687	12/31/99
Janus Aspen Forty Portfolio-Institutional Shares (Inception Date 5/1/1999)
12.435039	348,891.057	12/31/09
8.605297	340,745.535	12/31/08
15.603909	336,346.406	12/31/07
11.535242	375,352.714	12/31/06
10.682685	402,537.154	12/31/05
9.585912	381,221.155	12/31/04
8.210347	411,653.808	12/31/03
6.896673	401,314.243	12/31/02
8.280678	362,749.000	12/31/01
10.704994	276,170.515	12/31/00
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 5/1/2001)
18.945417	358,424.498	12/31/09
10.713638	358,898.577	12/31/08
22.712492	334,924.940	12/31/07
17.967338	258,801.862	12/31/06
12.408206	158,938.498	12/31/05
9.523018	49,157.706	12/31/04
8.125022	28,887.355	12/31/03
6.114832	16,350.309	12/31/02
8.339414	667.414	12/31/01

Standard	Standard
Accumulation	Accumulation
Unit Value	Units Outstanding	Year
Morgan Stanley UIF Core Plus Fixed Income Portfolio-Class I (Inception Date 5/1/1997)
15.676009	218,043.181	12/31/09
14.478010	191,870.029	12/31/08
16.328006	216,365.806	12/31/07
15.680757	206,817.135	12/31/06
15.307613	227,713.191	12/31/05
14.874084	233,218.393	12/31/04
14.431713	219,636.273	12/31/03
13.964428	178,024.707	12/31/02
13.173691	145,193.003	12/31/01
12.201975	93,917.861	12/31/00
Morgan Stanley UIF U.S. Real Estate Portfolio-Class I (Inception Date 5/1/1997)
26.220630	88,862.502	12/31/09
20.687160	89,003.226	12/31/08
33.734007	107,458.198	12/31/07
41.196075	125,267.061	12/31/06
30.218807	134,092.429	12/31/05
26.142418	128,825.204	12/31/04
19.408863	119,515.647	12/31/03
14.290620	114,756.919	12/31/02
14.584113	92,598.879	12/31/01
13.444286	74,575.394	12/31/00
Oppenheimer Capital Appreciation Fund/VA-Non-Service Shares (Inception Date 5/1/2005)
10.084951	79,718.479	12/31/09
7.066596	78,099.398	12/31/08
13.135633	34,196.988	12/31/07
11.653897	14,789.695	12/31/06
10.932051	7,306.932	12/31/05
Oppenheimer Main Street Fund®/VA-Non-Service Shares (Inception Date 5/1/2005)
9.872691	24,849.419	12/31/09
7.793221	24,920.246	12/31/08
12.826724	26,387.912	12/31/07
12.439676	16,862.072	12/31/06
10.951319	7,067.357	12/31/05
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 5/1/2005)
12.152233	43,907.812	12/31/09
8.762768	26,634.397	12/31/08
11.606268	30,726.405	12/31/07
11.355131	23,794.253	12/31/06
10.538907	13,712.853	12/31/05
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 5/1/2005)
11.630885	200,937.324	12/31/09
9.948143	166,170.992	12/31/08
10.83900	134,989.321	12/31/07
9.918967	83,190.573	12/31/06
9.972826	31,657.347	12/31/05
The above table gives year-end Accumulation Unit information for each Subaccount for the year ended December 31, 2009 (or the effective date of the Subaccount, if later) to December 31, 2009. This information should be read in conjunction with the Separate Account financial statements including the notes to those statements. The beginning Accumulation Unit Value for the BlackRock Money Market V.I. Fund Subaccount and the Dreyfus VIF Money Market

6

Portfolio Subaccount was 1.000000 as of each Subaccount’s inception date. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.
The Dreyfus Variable Investment Fund Money Market Portfolio has entered into a Guarantee Agreement with the United States Department of Treasury, which permits it to participate in the Treasury’s Temporary Guarantee Program for Money Market Funds. As a result, under certain circumstances, the Portfolio could suspend redemption of its shares, which in turn could impact withdrawals, surrenders and other transactions in the corresponding Subaccount.
2010 Portfolio Changes — The table above reflects the name changes and transactions described below.
•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Core Plus Fixed Income Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

7

APPENDIX B: EXAMPLES OF DEATH BENEFIT AMOUNT
This example is intended to help you understand how a partial surrender and any applicable CDSCs impact the Death Benefit amount. This example assumes:
•	your total Purchase Payments equal $100,000;

•	you withdraw $10,000 from the Contract in the second Contract year, and incur applicable CDSCs in the amount of $638

•	your Account Value on the Death Benefit Valuation Date is $140,000;

•	the Death Benefit Valuation Date occurs on the 9th Contract Anniversary Date;

•	the Account Value on the 5th Contract Anniversary Date was $115,000; and

•	the Death Benefit Valuation Date occurs prior to the Owner’s 75th birthday.
Step One: Calculate the total Purchase Payment(s) less any partial surrenders and applicable CDSCs.

Purchase Payments	$100,000
Less partial surrenders/withdrawals	- 10,000
Less applicable CDSCs	- 638

Purchase Payments reduced for partial surrenders/CDSCs	$89,362
Step Two: Determine the largest Account Value on any Contract Anniversary which is an exact multiple of five prior to the Death Benefit Valuation Date, less, any applicable partial surrenders and applicable CDSCs.

Largest Account Value (5th Contract Anniversary)	$115,000
Less applicable partial surrenders/withdrawals*	- 0
Less applicable CDSCs*	- 0

Largest Account Value (5th Contract Anniversary) reduced for partial surrenders/CDSCs	$115,000
* Only partial surrenders/withdrawals made after, and associated CDSCs imposed after, the relevant Contract Anniversary (i.e., the 5th Contract Anniversary in this example) are “applicable” to reduce the Largest Account Value.
Step Three: Determine the Death Benefit amount.
The Death Benefit amount is the largest of the following:

Account Value on the Death Benefit Valuation Date	$140,000
Or
Purchase Payments reduced for partial surrenders/CDSCs	$89,362
Or
Largest Account Value (5th Contract Anniversary) reduced for partial surrenders/CDSCs	$115,000
Based on the above, the Death Benefit amount would be based on the Account Value on the Death Benefit Valuation Date and equal to $140,000.
The Death Benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

Attachment B
Prospectus for File No. 033-59861
Nauticus Prospectus

201 East Fifth Street, Suite 2200	Cincinnati, Ohio 45202	513.651.6800 • 513.651.6981 fax	www.frostbrowntodd.com

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT A
THE COMMODORE NAUTICUS®
GROUP FLEXIBLE PREMIUM DEFERRED ANNUITIES
PROSPECTUS DATED MAY 1, 2010
This prospectus describes group flexible premium deferred annuity contracts (the “Contracts”). Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contracts. The interests of individual participants under a Contract are evidenced by certificates of participation. The description of Contract provisions and values in this prospectus applies to the interests of certificate Owners. The Contracts are available for tax-qualified and non-tax-qualified annuity purchases. All Contracts are designed to be eligible for tax-deferred treatment during the Accumulation Period. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contracts offer both variable and fixed investment options. The variable investment options under the Contracts are Subaccounts of Annuity Investors® Variable Account A (the “Separate Account”). The Contracts currently offer 30 Subaccounts. Each Subaccount is invested in shares of a registered investment company or a portfolio thereof (each, a “Portfolio”). The Portfolios are listed below.

American Century Variable Portfolios	Invesco Variable Insurance Funds*
-Large Company Value Fund-Class I	-Invesco V.I. Capital Development Fund-Series I Shares
-Mid Cap Value Fund-Class I	-Invesco V.I. Core Equity Fund-Series I Shares
-Ultra® Fund-Class I	-Invesco V.I. Government Securities Fund-Series I Shares
-VistaSM Fund-Class I	-Invesco Van Kampen V.I. Core Plus Fixed Income Portfolio -
Class I
BlackRock Variable Series Funds, Inc.	-Invesco Van Kampen V.I. U.S. Midcap Value Portfolio-Class I
-Basic Value V.I. Fund-Class I
-Global Allocation V.I. Fund-Class I	Janus Aspen Series
-High Income V.I. Fund-Class I	-Balanced Portfolio-Institutional Shares
-Money Market V.I. Fund-Class I	-Enterprise Portfolio-Institutional Shares
-Forty Portfolio-Institutional Shares
Dreyfus Investment Portfolio	-Overseas Portfolio-Service Shares
-Technology Growth Portfolio-Initial Shares
Morgan Stanley—The Universal Institutional Funds, Inc.
The Dreyfus Socially Responsible Growth Fund,	-Core Plus Fixed Income Portfolio-Class I
Inc.- Initial Shares	-U.S. Real Estate Portfolio-Class I

Dreyfus Stock Index Fund, Inc.-Initial Shares	Oppenheimer Variable Account Funds
-Capital Appreciation Fund/VA-Non-Service Shares
Dreyfus Variable Investment Fund	-Main Street Fund®/VA-Non-Service Shares
-Appreciation Portfolio-Initial Shares
-Opportunistic Small Cap Portfolio-Initial Shares	PIMCO Variable Insurance Trust
-Growth and Income Portfolio-Initial Shares	-High Yield Portfolio-Administrative Class
-Money Market Portfolio	-Real Return Portfolio-Administrative Class

DWS Investments VIT Funds
-Small Cap Index VIP-Class A

*	The full legal name of Invesco Variable Insurance Funds is AIM Variable Insurance Funds (Invesco Variable Insurance Funds).
2010 Portfolio Changes — The list above and this prospectus reflects the name changes and transactions described below.

•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Core Plus Fixed Income Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.
This prospectus includes information you should know before investing in the Contracts. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2010, contains more information about the Separate Account and the Contracts. The Company filed the SAI with the Securities and Exchange Commission. It is part of this prospectus. For a free copy, complete and return the form on the last page of this prospectus, or call the Company at 1-800-789-6771. You may also access the SAI (as well as other information regarding the Contracts, the Separate Account or the Company) at the Securities and Exchange Commission’s Web site: http://www.sec.gov. The registration number is 33-59861. The table of contents for the SAI is printed on the last page of this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

These securities may be sold by a bank or credit union, but are not financial institution products.
▪	The Contracts are Not FDIC or NCUSIF Insured

▪	The Contracts are Obligations of the Company and Not of the Bank or Credit Union

▪	The Bank or Credit Union Does Not Guarantee the Company’s Obligations Under the Contracts

▪	The Contracts Involve Investment Risk and May Lose Value

v

DEFINITIONS
Terms
The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms which may have a specific meaning under the Contracts, but which are not defined on this page, will be explained as they are used in this prospectus.
Account Value
The value of a Contract during the Accumulation Period. It is equal to the sum of the value of the Owner’s interest in the Subaccounts and the Owner’s interest in the Fixed Account options.
Accumulation Period
The period during which purchase payments and accumulated earnings are invested according to the investment options elected. The Accumulation Period ends when a Contract is annuitized or surrendered in full, or on the Death Benefit Valuation Date.
Accumulation Unit
A share of a Subaccount that an Owner purchases during the Accumulation Period.
Accumulation Unit Value
The value of an Accumulation Unit at the end of a Valuation Period.
The initial Accumulation Unit Value for each Subaccount other than the money market Subaccount was set at $10. The initial Accumulation Unit Value for the money market Subaccount was set at $1. The initial Accumulation Unit Value for a Subaccount was established at the inception date of the Separate Account, or on the date the Subaccount was established, if later.
After the initial Accumulation Unit Value is established, the Accumulation Unit Value for a Subaccount at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Subaccount for the current Valuation Period.
A Net Investment Factor of 1 produces no change in the Accumulation Unit Value for that Valuation Period. A Net Investment Factor of more than 1 or less than 1 produces an increase or a decrease, respectively, in the Accumulation Unit Value for that Valuation Period. The Accumulation Unit Value will vary to reflect the investment experience of the applicable Portfolios.
Benefit Payment Period
The period during which either annuity benefit or death benefit payments are paid under a settlement option. The Benefit Payment Period begins on the first day of the first payment interval in which a benefit payment will be paid.
Benefit Unit
A share of a Subaccount that is used to determine the amount of each variable dollar benefit payment during the Benefit Payment Period.
Benefit Unit Value
The value of a Benefit Unit at the end of a Valuation Period.
The initial Benefit Unit Value for a Subaccount will be set equal to the Accumulation Unit Value for that Subaccount at the end of the first Valuation Period in which a variable dollar benefit is established by the Company. Thereafter, the Benefit Unit Value for a Subaccount at the end of a Valuation Period is determined by multiplying the previous Benefit Unit Value by the Net Investment Factor for that Subaccount for the current Valuation Period, and multiplying the number again by a daily investment factor for each day in the Valuation Period. The daily investment factor reduces the previous Benefit Unit Value by the daily amount of the assumed interest rate (3% per year, compounded annually) which is already incorporated in the calculation of variable dollar benefit payments.

Death Benefit Valuation Date
The date the death benefit is valued. It is the date that the Company receives both proof of the death of the Owner and instructions as to how the death benefit will be paid. If instructions are not received within one year of the date of death, the Death Benefit Valuation Date will be one year after the date of death.
Good Order
We cannot process a surrender or withdrawal request until we have received the request in “Good Order” at our Administrative Office. “Good Order” means the actual receipt by us of a surrender or withdrawal request, along with all the information and other legal documentation that we require to process the request. To be in “Good Order,” the surrender or withdrawal request must be sufficiently clear so that we do not need to exercise any discretion to process the request.
Net Asset Value
The price computed by or for each Portfolio, no less frequently than each Valuation Period, at which the Portfolio’s shares or units are redeemed in accordance with the rules of the SEC.
Net Investment Factor
The factor that represents the percentage change in the Accumulation Unit Values and Benefit Unit Values from one Valuation Period to the next. The Net Investment Factor for each Valuation Period reflects changes to the net asset value of the underlying Portfolio, dividends or capital gains distributions by the Portfolio, credits and charges for tax reserves with respect to the Subaccount, and the mortality and expense risk charges and administration charges.
SEC
Securities and Exchange Commission
Valuation Date
A day on which Accumulation Unit Values and Benefit Unit Values can be calculated. Each day that the New York Stock Exchange is open for business is a Valuation Date.
Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Additional Details
The Statement of Additional Information contains more information about Accumulation Units and Benefit Units. It also contains the formula for determining the Net Investment Factor for any Subaccount for any Valuation Period and an explanation of how the following values are calculated:
•	Variable account value

•	Fixed account value

•	Accumulation Unit Values; and

•	Benefit Unit Values.
EXPENSE TABLES
These tables describe the fees and expenses that you will pay when you buy, hold or withdraw amounts from the Contract.
Table A: Contract Owner Transaction Expenses
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, withdraw amounts from the Contract, surrender the Contract, transfer cash value between investment options or borrow money under the Contract. Premium taxes may also be deducted.

	Current	Maximum
Maximum Contingent Deferred Sales Charge (as to purchase payments only)(1)	7.00%	7.00%
Transfer Fee(2)	$25	$30
Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Interest Spread(3)	3.00%	5.00%

(1)	The contingent deferred sales charge is calculated as a percentage of Purchase Payments withdrawn or surrendered. This charge applies to each Purchase Payment separately. The charge on each Purchase Payment decreases to zero after 7 years. We may waive the contingent deferred sales charge under certain circumstances. See the Charges and Deductions section of this prospectus for more information about the contingent deferred sales charge and the circumstances in which it may be waived.

(2)	The transfer fee currently applies to transfers in excess of 12 in any Contract Year.

(3)	Generally we require collateral in an amount equal to 110% of the outstanding loan balance. The loan interest spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to your collateral. Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate that we credit to collateral is 3%, the maximum loan interest spread is 5%. However, a plan administrator or an employer retirement plan may require us to charge a higher interest rate on loans. In this case, the maximum loan interest rate spread will be higher than 5%.
Table B: Annual Expenses
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses. Separate Account annual expenses are shown as a percentage of average account value.

	Standard Version	Enhanced Version(1)
Annual Contract Maintenance Fee	$25	$25
Separate Account Annual Expenses
Mortality and Expense Risk Charge	1.25%	0.95%
Administration Charge	0.00%	0.00%

Total Separate Account Annual Expenses	1.25%	0.95%

(1)	If you meet certain underwriting criteria established by the Company and the Company expects to incur lower sales and servicing expenses related to your Contract, you will receive the enhanced version of the Contract. The lower mortality and expense risk charge associated with the enhanced version is in recognition of the favorable underwriting of a Contract.
If you surrender the Contract, we will apply the contract maintenance fee at that time.
Table C: Total Annual Portfolio Operating Expenses
The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses are deducted from Portfolio assets, and include management fees, distribution and service (12b-1) fees, acquired fund fees and expenses and other expenses. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Before any fee reduction or expense reimbursement	0.29%	1.15%
After contractual fee reductions and/or expense reimbursements	0.29%	1.14%

(1)	Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on April 30, 2011 and the longest period will end on May 1, 2011.
The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2009. Actual expenses of a Portfolio in future years may be higher or lower.
The minimum expenses, both before and after any fee reduction and/or expense reimbursement, are the expenses of the Dreyfus Stock Index Fund.

The maximum expenses before and after fee reductions and/or expense reimbursements are the expenses of the Invesco Van Kampen V.I. U.S. Real Estate Portfolio. The maximum expenses after reimbursement for the Invesco Van Kampen V.I. U.S. Real Estate Portfolio reflect the rebate of certain Portfolio expenses in connection with the Portfolio’s investments in Morgan Stanley affiliates during the period.
In addition, the DWS Small Cap Index Fund, the Invesco V.I. Capital Development Fund, the Invesco V.I. Core Equity Fund and the Invesco V.I. Government Securities Fund have agreed to contractual fee reductions or expense reimbursements until April 30, 2011, and the Janus Overseas Portfolio has agreed to a contractual fee reduction or expense reimbursement until May 1, 2011.
Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the Contract Owner transaction expenses (described in the Table A above), the Annual Expenses (described in the Table B above), and Portfolio fees and expenses (described in Table C above). By comparing the costs shown in the tables below for each example, you can see the impact of contingent deferred sales charges on your costs.
Example 1: Standard Version of Contract with Maximum Fund Operating Expenses
•	You invest $10,000 in the standard version of the Contract for the time periods indicated, and that your investment has a 5% annual return.
•	The annual contract maintenance fee ($25), the maximum Separate Account annual expenses (1.25% for the standard version), and the maximum Portfolio expenses are incurred (1.15% before reimbursement or 1.14% after reimbursement).
In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$973	$1,376	$1,866	$3,737
After reimbursement	$971	$1,373	$1,861	$3,725
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charges does not apply in these situations. In this case, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$273	$876	$1,566	$3,737
After reimbursement	$241	$873	$1,561	$3,725
Example 2: Enhanced Version of Contract with Minimum Fund Operating Expenses
•	You invest $10,000 in the enhanced version of the Contract for the time periods indicated, and that your investment has a 5% annual return.
•	The annual contract maintenance fee ($25), the minimum Separate Account annual expenses (0.95% for the enhanced version), and the minimum Portfolio expenses are incurred (0.29%).
In this table, we assume that you surrender your Contract at the end of the period. We also assume that the applicable contingent deferred sales charge is incurred. In this case, your costs would be:

1 year	3 years	5 years	10 years
$854	$999	$1,199	$2,189
In this table, we assume that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract at the end of the period. The contingent deferred sales charge does not apply in these situations. In this case, your costs would be:

1 year	3 years	5 years	10 years
$154	$499	$899	$2,189

FINANCIAL INFORMATION
Condensed Financial Information
Condensed financial information for the Contracts is set forth in Appendix A to this prospectus. It includes:
•	year-end accumulation unit values for each Subaccount for each of the last 10 fiscal years through December 31, 2009, or from the end of the year of inception of a Subaccount, if later, to December 31, 2009; and

•	number of accumulation units outstanding as of the end of each period.
Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolios listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio.
What Are the Contracts?
The Contracts are group deferred annuities, which are insurance products. The Contracts are sold with either a standard or enhanced fee structure as described in the Expense Tables section in this prospectus. The Contracts are available in both tax-qualified and non-tax-qualified forms, both of which are designed to be eligible for tax-deferred investment status. See the Federal Tax Matters section of this prospectus for more information about tax qualifications and taxation of annuities in general. During the Accumulation Period, the amounts you contribute can be allocated among any of the variable investment options currently offered and available Fixed Account options. The Owner bears the risk of any investment gain or loss on amounts allocated to the Subaccounts. The Fixed Account options earn a fixed rate of interest declared from time to time by the Company, which will be no less than 3% per year. The Company guarantees amounts invested in the Fixed Account options and the earnings thereon so long as those amounts remain in the Fixed Account.
During the Benefit Payment Period, payments can be allocated between variable dollar benefit and fixed dollar benefit options. If a variable dollar benefit is selected, Benefit Units can be allocated to any of the same Subaccounts that are available during the Accumulation Period.
How Do I Purchase or Cancel a Contract?
The requirements to purchase a Contract are explained in The Contracts section of this prospectus. You may purchase a Contract only through a licensed securities representative. Where required by state law, Contracts may include a right to cancel provision. The Owner will bear the risk of investment gain or loss on amounts allocated to the Subaccounts prior to cancellation. The right to cancel is described in the Right to Cancel section of this prospectus.
Will Any Penalties or Charges Apply If I Surrender a Contract?
A contingent deferred sales charge (“CDSC”) may apply to amounts surrendered depending on the timing and amount of the surrender. The maximum CDSC is 7% for each purchase payment. The CDSC percentage decreases by 1% annually to 0% after seven years from the date of receipt of each purchase payment. Surrender procedures and the CDSC are described in the Surrenders section of this prospectus. A penalty tax may also be imposed at the time of a surrender depending on your age and other circumstances of the surrender. Tax consequences of a surrender are described in the Federal Tax Matters section of this prospectus. The right to surrender may be restricted under certain tax-qualified retirement plans.

What Other Charges and Deductions Apply to the Contract?
Other than the CDSC, the Company will charge the fees and charges listed below unless the Company reduces or waives the fee or charge as discussed in the Charges and Deductions section of this prospectus:
•	a transfer fee for certain transfers between investment options;

•	an annual contract maintenance fee, which is assessed only against investments in the Subaccounts;

•	a mortality and expense risk charge, which is an expense of the Separate Account and charged against all assets in the Subaccounts (this charge may never be entirely waived); and

•	premium taxes, if any.
In addition to charges and deductions under the Contracts, the Portfolios incur expenses that are passed through to Owners. Portfolio expenses for the fiscal year ended December 31, 2009 are described in the prospectuses and statements of additional information for the Portfolios.
How Do I Contact the Company?
Any questions or inquiries should be directed to the Company’s Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, 1-800-789-6771. Please include the Contract number and the Owner’s name. You may also contact us through our web site, www.gafri.com.
PORTFOLIOS
Overview
The Separate Account currently offers the following Subaccounts, each of which is invested in a Portfolio with its own investment objectives and policies. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each Portfolio. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment practices and/or policies of any of the Portfolios. You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Subaccounts. For a copy of any prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-4523, call us at 1-800-789-6771, or go to our website at www.gafri.com.
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other payments. The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expense related to promoting, issuing, distributing and administering the Contracts, marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments. More information about these payments is included in the Statement of Additional Information.
Portfolios, Share Classes, Advisors and Portfolio Investment Categories

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
American Century Variable Portfolios, Inc.
Large Company Value Fund	Class I	American Century Investment Management	Domestic equity: Large value
Mid Cap Value Fund	Class I	American Century Investment Management	Domestic equity: Mid cap value
Ultra® Fund	Class I	American Century Investment Management	Domestic equity: Large growth
VistaSM Fund	Class I	American Century Investment Management	Domestic equity: Mid cap growth

BlackRock Variable Series Funds, Inc.
Basic Value V.I. Fund	Class I	BlackRock Advisors, LLC	Domestic equity: Large value

SHARE
PORTFOLIO	CLASS	ADVISOR	INVESTMENT CATEGORY
Global Allocation V.I. Fund	Class I	BlackRock Advisors, LLC	Balanced: World allocation
High Income V.I. Fund	Class I	BlackRock Advisors, LLC	Specialty bond: High yield bond
Money Market V.I. Fund	Class I	BlackRock Advisors, LLC	Money market: Money market taxable

Dreyfus
Technology Growth Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Technology
The Dreyfus Socially Responsible Growth Fund, Inc.	Service	The Dreyfus Corporation	Domestic equity: Large growth
Dreyfus Stock Index Fund, Inc.	Service	The Dreyfus Corporation	Domestic equity: Large blend
Index Mgr: Mellon Capital Management Corp*
Dreyfus Variable Investment Fund Appreciation Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Large blend
Dreyfus Variable Investment Fund Growth and Income Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Large growth
Dreyfus Variable Investment Fund Money Market Portfolio	N/A	The Dreyfus Corporation	Money market: Money market taxable
Dreyfus Variable Investment Fund Opportunistic Small Cap Portfolio	Initial	The Dreyfus Corporation	Domestic equity: Small blend

DWS Investments VIT Funds
Small Cap Index VIP	Class A	Deutsche Investment Management Americas	Domestic equity: Small blend

Invesco Variable Insurance Funds+
Invesco V.I. Capital Development Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Mid cap growth
Invesco V.I. Core Equity Fund	Series I	Invesco Advisors, Inc.	Domestic equity: Large blend
Invesco V.I. Government Securities Fund	Series I	Invesco Advisors, Inc.	Government bond: Intermediate government
Invesco Van Kampen V.I. Core Plus Fixed Income Portfolio	Class I	Invesco Advisors, Inc.	General bond: Intermediate-term bond
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio	Class I	Invesco Advisors, Inc.	Domestic equity: Mid cap value

Janus Aspen Series
Balanced Portfolio	Institutional	Janus Capital Management	Balanced: Market allocation
Enterprise Portfolio	Institutional	Janus Capital Management	Domestic equity: Mid cap growth
Forty Portfolio	Institutional	Janus Capital Management	Domestic equity: Large growth
Overseas Portfolio	Institutional	Janus Capital Management	International equity: Foreign large growth

Morgan Stanley—The Universal Institutional Funds, Inc.
Core Plus Fixed Income Portfolio	Class I	Morgan Stanley Investment Management Inc.	General bond: Intermediate-term bond
U.S. Real Estate Portfolio	Class I	Morgan Stanley Investment Management Inc.	Specialty stock: Real estate

Oppenheimer Variable Account Funds
Capital Appreciation Fund	Non-Service	OppenheimerFunds	Domestic equity: Large growth
Main Street Fund®	Non-Service	OppenheimerFunds	Domestic equity: Large blend

PIMCO Variable Insurance Trust
High Yield Portfolio	Administrative	Pacific Investment Management	Specialty bond: High yield bond
Real Return Portfolio	Administrative	Pacific Investment Management	General bond: Inflation-protected bond

+	The full legal name of Invesco Variable Insurance Funds is AIM Variable Insurance Funds (Invesco Variable Insurance Funds).

*	An affiliate of The Dreyfus Corporation.
2010 Portfolio Changes — The list above reflects the name changes and transactions described below.
•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Core Plus Fixed Income Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.
THE FIXED ACCOUNTS
The available fixed investment options are:
•	Fixed Accumulation Account Option

•	Fixed Account Option One-Year Guarantee Period

•	Fixed Account Option Three-Year Guarantee Period

•	Fixed Account Option Five-Year Guarantee Period

•	Fixed Account Option Seven-Year Guarantee Period
Note: Currently, you may not transfer amounts to the Fixed Account Option One-Year Guarantee Period or the Fixed Account Option Three-Year Guarantee Period.
Interests in the Fixed Account options are not securities and are not registered with the SEC. Amounts allocated to the Fixed Account options will receive a stated rate of interest of at least 3% per year. Amounts allocated to the Fixed Account options and interest credited to the Fixed Account options are guaranteed by the Company. Interests in the Subaccounts are securities registered with the SEC. The Owner bears the risk of investment gain or loss on amounts allocated to the Subaccounts.
There are restrictions on allocations to the Fixed Accounts, which are more fully described in the Purchase Payments and Investment Options-Allocations sections of this prospectus. There are also restrictions on transfers to and from the Fixed Accounts, which are described more fully in the Transfers section of this prospectus.
Fixed Accumulation Account
Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 3% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
Fixed Account Options with Guarantee Periods
Amounts allocated to a Fixed Account option with a guarantee period will receive a stated rate of interest for the guarantee period. The stated rate of interest will not change during the applicable guarantee period. The stated rate of interest will be at least 3% but may be higher.
Example: You allocate $5,000 to the Fixed Account Option Five-Year Guarantee Period when the stated rate of interest for the option is 3.5%. The $5,000 you allocated to the option will earn interest at a rate of 3.5% per year, compounded annually, for the next five years.
Renewal of Fixed Account Options with Guarantee Periods
At the end of a guarantee period and for 30 days preceding the end of the period, the Owner may elect a new option to replace the option that is then maturing. The Company will notify the Owner of the date on which the amount matures and Fixed Account options available at that time.
The entire amount in the maturing option may be re-allocated to any of the then-current Fixed Account options or Subaccounts. The Owner may not re-allocate to a Fixed Account option with a guarantee period that would extend beyond the Owner’s 85th birthday or five years after the Contract effective date, if later (the “latest date”).
If the Owner does not elect a new option, the entire amount maturing will be re-allocated to the maturing option so long as its guarantee period does not extend beyond the “latest date.” If the guarantee period extends beyond the “latest date,” the entire amount maturing will be re-allocated to the Fixed Account option with the longest available guarantee period that expires before the “latest date” or, failing that, the Fixed Accumulation option.

Example: You allocate $5,000 to the Fixed Account Option Five-Year Guarantee Period. At the end of the five-year guarantee period, the “latest date” will occur in nine years. You do not elect a new option. The $5,000 is re-allocated to the Fixed Account Option Five-Year Guarantee Period for another five years. At the end of second five-year guarantee period, the “latest date” will occur in four years. Once again, you do not elect a new option. The $5,000 cannot be re-allocated to the Fixed Account Option Five-Year Guarantee Period because the five year guarantee period will extend beyond the “latest date.” No Fixed Account option with a shorter guarantee period is then available. The $5,000 is re-allocated to the Fixed Accumulation Account option.
CHARGES AND DEDUCTIONS
Charges and Deductions By the Company
There are two types of charges and deductions by the Company. There are charges assessed to the certificates, which are reflected in the Account Value of the certificates, but not in Accumulation Unit Values (or Benefit Unit Values). These charges are the CDSC, the annual certificate maintenance fee, transfer fees, and premium taxes, where applicable. There is also a charge assessed against the Separate Account. This charge is reflected in the Accumulation Unit Values (and Benefit Unit Values) of the Subaccounts. This charge is the mortality and expense risk charge. The Company does not impose an administration charge.
The Company reserves the right to increase the amount of the transfer fee in the future, and/or to charge fees for the automatic transfer programs described in the Transfers section of this prospectus, and/or for the systematic withdrawal program described in the Surrenders section of this prospectus, if in the Company’s discretion, it determines such charges are necessary to offset the costs of administering transfers or systematic withdrawals.
Contingent Deferred Sales Charge (“CDSC”)

Purpose of Charge	Offset expenses incurred by the Company in the sale of the Contracts, including commissions paid and costs of sales literature.

Amount of Charge	Up to 7% of each purchase payment depending on number of years elapsed since receipt of the purchase payment.

Number of full years elapsed between date of receipt of purchase payment and date request for surrender received	0	1	2	3	4	5	6	7+

CDSC as a percentage of purchase payment surrendered	7%	6%	5%	4%	3%	2%	1%	0%

When and How Deducted	On partial or full surrenders of purchase payments only, not earnings, during Accumulation Period. For purposes of calculating the CDSC, we process full or partial surrenders against purchase payments in the order in which we receive them.

Waivers	▪	Free withdrawal privilege. See the Surrenders section for information.

	▪	In the Company’s discretion where the Company incurs reduced sales and servicing expenses.

	▪	Upon separation from service if Contract issued with employer plan endorsement or deferred compensation endorsement.

	▪	If the Contract is issued with a tax-sheltered annuity endorsement (and without an employer plan endorsement): (i) upon separation from service if Owner has attained age 55 and certificate has been in force for at least seven years; or (ii) after certificate has been in force fifteen years or more.

	▪	Long-Term Care Waiver Rider. See the Surrenders section for information.

	▪	If the Social Security Administration determines after the certificate is issued that the Owner is “disabled” as it is defined in the Social Security Act of 1935, as amended.

	▪	Successor Owner endorsement. See the Account Value section for information.

	▪	Where required to satisfy state law.
Certificate Maintenance Fee

Purpose of Charge	Offset expenses incurred in issuing the Contracts and in maintaining the Contracts and the Separate Account.

Amount of Charge	$25.00 per year.

When and How Deducted	During the Accumulation Period, the charge is deducted from amounts invested in the Subaccounts (but not Fixed Account options) on each anniversary of the effective date of the certificate, and at time of full surrender. During the Benefit Payment Period, a portion of the charge is deducted from each variable dollar benefit payment.

Waivers	▪	In the Company’s discretion where the Company incurs reduced sales and servicing expenses.

	▪	During the Benefit Payment Period where required to satisfy state law.
Transfer Fee

Purpose of Charge	Offset cost incurred in administering the Contracts.

Amount of Charge	$25 for each transfer in excess of 12 in any certificate year. The Company reserves the right to change the amount of this charge at any time.

When and How Deducted	During the Accumulation Period, we deduct the fee from the amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the 12 free transfers permitted in a certificate year. The Company reserves the right to eliminate this waiver at any time.
Mortality and Expense Risk Charge

Purpose of Charge	Compensation for bearing certain mortality and expense risks under the Contract. Mortality risks arise from the Company’s obligation to pay benefit payments during the Benefit Payment Period and to pay the death benefit. The expense risk assumed by the Company is the risk that the Company’s actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the certificate maintenance fees and transfer fees.

Amount of Charge	Daily charge equal to 0.003446% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 1.25%. Contracts with the 1.25% mortality and expense risk charge are referred to as “standard version” Contracts.

When and How Deducted	During the Accumulation Period, and during the Benefit Payment Period if a variable dollar benefit is elected, we deduct the charge from the amounts invested in the Subaccounts

Waivers	When the Company expects to incur reduced sales and servicing expenses, it may issue a Contract with a reduced mortality and expense risk charge. These Contracts are referred to as “enhanced version” Contracts The mortality and expense risk charge under an enhanced version Contract is a daily charge of 0.002615% of the daily Net Asset Value for each Subaccount, which corresponds to an effective annual rate of 0.95%.
Other than as described above, the Company will never charge more to a certificate than the fees and charges described above, even if its actual expenses exceed the total fees and charges collected. If the fees and charges collected by the Company exceed the actual expenses it incurs, the excess will be profit to the Company and will not be returned to Owners.
Premium Taxes
Currently some state governments impose premium taxes on annuity purchase payments. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. The Company will deduct any applicable premium taxes from the Account Value either upon death, withdrawal, surrender, annuitization, or at the time purchase payments are made, but no earlier than when the Company incurs a tax liability under applicable law.
Expenses Related to Loans
If loans are available under your Contract and you borrow money under the loan provisions of your Contract, we will charge interest on the loan. The maximum interest rate we charge on a loan is 8%. For more information about loans, see the Contract Loans section of the prospectus.

Discretionary Waivers of Charges
The Company will look at the following factors to determine if it will waive a charge, in part or in full, due to reduced sales and servicing expenses: (1) the size and type of the group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. The Company would expect to incur reduced sales and servicing expenses in connection with Contracts offered to employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and servicing expenses. In no event will the Company waive a charge where such waiver would be unfairly discriminatory to any person.
Expenses of the Portfolios
In addition to charges and deductions by the Company, there are Portfolio management fees and administration expenses which are described in the prospectus and Statement of Additional Information for each Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values (or Benefit Unit Values).
THE CONTRACTS
Each Contract is an agreement between the Company and the group Contract Owner. An individual participant under a group Contract will receive a certificate of participation, which is evidence of the participant’s interest in the group Contract. A certificate of participation is not a contract. Values, benefits and charges are calculated separately for each certificate issued under a Contract. The description of Contract provisions in this prospectus applies to the interests of certificate Owners, except where otherwise noted.
Because the Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly. To obtain an explanation of the modifications that we have made to the Contracts delivered in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423 or call us at 1-800-789-6771.
Right to Cancel
Where required by state law, the Owner of a certificate may cancel it before midnight of the twentieth day following the date the Owner receives the certificate. For a valid cancellation, the certificate must be returned to the Company, and written notice of cancellation must be given to the Company, or to the agent who sold the Contract, by that deadline. If mailed, the return of the certificate or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the Owner cancels the certificate, the certificate will be void and the Company will refund the purchase payment(s) paid for it, plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company. When required by state or federal law, the Company will return the purchase payments without any investment gain or loss, during all or part of the right to cancel period. When required by state or federal law, the Company will return the purchase payments in full, without deducting any fees or charges, during the right to cancel period. When required by state law, the right to cancel period may be longer than 20 days. When required by state law, the right to cancel may apply to group contracts. During the right to cancel period specified on the first page of the Contract, the Company reserves the right to allocate all purchase payments to either the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will allocate the Account Value as of the end of the right to cancel period to the Fixed Account options and/or to the Subaccounts in the percentages that the Owner instructed.
Persons With Rights Under a Contract
Owner: The Owner is the person with authority to exercise rights and receive benefits under the Contract (e.g., make allocations among investment options, elect a settlement option, designate the Annuitant, Beneficiary and Payee). An Owner must ordinarily be a natural person, or a trust or other legal entity holding a contract for the benefit of a natural person. Ownership of a non-tax-qualified Contract may be transferred, but transfer may have adverse tax consequences. Ownership of a tax-qualified Contract may not be transferred. Unless otherwise elected or required by law, a transfer of Ownership will not automatically cancel a designation of an Annuitant or Beneficiary or any settlement options election previously made.
Joint Owners: There may be joint Owners of a non-tax-qualified Contract. Joint Owners may each exercise transfer rights and make purchase payment allocations independently. All other rights must be exercised by joint action. A surviving joint Owner who is not the spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner may not become a Successor Owner, but will be deemed to be the Beneficiary of the death benefit which becomes payable on the death of the first Owner to die, regardless of any Beneficiary designation.
Successor Owner: The surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner may become a Successor Owner if the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) was either the joint Owner or sole surviving Beneficiary under the Contract. In order for a spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) to become a Successor Owner, the Owner must make an election prior to the Owner’s death, or the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) must make an election within one year of the Owner’s death.
As required by federal tax law, the Contract contains rules about the rate at which a death benefit must be paid to a beneficiary who is not your spouse. If the successor owner is not your spouse as defined by federal tax law, then after your death the contract values must be distributed in a manner that complies with those rules.
Civil Union Partners, Domestic Partners and Same-Gender Married Couples: The federal Defense of Marriage Act states that none of the following persons are considered married under federal law: civil union partners, domestic partners, or same-gender married couples. Therefore the favorable tax treatment provided by federal tax law to a surviving spouse is NOT available to a surviving civil union partner, a surviving domestic partner, or the surviving spouse of a same-gender marriage. For information about federal tax laws, please consult a tax advisor.
Annuitant: The Annuitant is the person whose life is the measuring life for life contingent annuity benefit payments. The Annuitant must be the same person as the Owner under a tax-qualified Contract. The Owner may designate or change an Annuitant under a non-tax-qualified Contract. Unless otherwise elected or required by law, a change of Annuitant will not automatically cancel a designation of a Beneficiary or any settlement option election previously made.
Beneficiary: The person entitled to receive the death benefit. The Owner may designate or change the Beneficiary, except that a surviving joint Owner will be deemed to be the Beneficiary regardless of any designation. Unless otherwise elected or required by law, a change of Beneficiary will not automatically cancel a designation of any Annuitant or any settlement option election previously made. If no Beneficiary is designated, and there is no surviving joint Owner, the Owner’s estate will be the Beneficiary. The Beneficiary will be the measuring life for life contingent death benefit payments.
Payee: Under a tax-qualified Contract, the Owner-Annuitant is the Payee of annuity benefits. Under a non-tax-qualified Contract, the Owner may designate the Annuitant or the Owner as the Payee of annuity benefits. Irrevocable naming of a Payee other than the Owner can have adverse tax consequences. The Beneficiary is the Payee of the death benefit.
Assignee: Under a tax-qualified Contract, assignment is not permitted. The Owner of a non-tax-qualified Contract may assign most of his/her rights or benefits under a Contract. Assignment of rights or benefits may have adverse tax consequences.
ACCUMULATION PERIOD
Each Contract allows for an Accumulation Period during which purchase payments are invested according to the Owner’s instructions. During the Accumulation Period, the Owner can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing and interest sweep. These programs and telephone, facsimile and Internet transfer procedures are described in the Transfers section of this prospectus. The Owner can access the Account Value during the Accumulation Period through surrenders, systematic withdrawal, or contract loans (if available). These withdrawal features are described more fully in the Surrenders and Contract Loans sections of this prospectus.

Account Statements
During the Accumulation Period, the Company will provide a report at least once each certificate year of the certificate’s Account Value, and any other information required by law. The Company will confirm receipt of any purchase payments made after the initial purchase payment in quarterly statements of account activity.
Account Value
The value of a certificate during the Accumulation Period is referred to as the “Account Value.” The Account Value at any given time is the sum of: (1) the value of the Owner’s interest in the Fixed Account options as of that time; and (2) the value of the Owner’s interest in the Subaccounts as of that time. The value of the Owner’s interest in the Subaccounts at any time is equal to the sum of the number of Accumulation Units for each Subaccount attributable to that certificate multiplied by the Accumulation Unit Value for the applicable Subaccount at the end of that Valuation Period. The Account Value at any time is net of any charges, deductions, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.
Accumulation Units
Amounts allocated or transferred to a Subaccount are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to the Subaccount by the Accumulation Unit Value for that Subaccount as of the end of the Valuation Period in which the amount allocated is received by the Company, or as of the end of the Valuation Period in which the transfer is made.
Accumulation Units will be canceled as of the end of the Valuation Period during which one of the following events giving rise to cancellation occurs:
•	transfer from a Subaccount

•	full or partial surrender from the Subaccounts

▪	payment of a death benefit

▪	application of the amounts in the Subaccounts to a settlement option

▪	deduction of the certificate maintenance fee

▪	deduction of any transfer fee
Successor Owner Endorsement
If the Contract is modified by the Successor Owner endorsement, and the surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) of a deceased Owner becomes a Successor Owner of a certificate, the Account Value will be stepped-up to equal the death benefit which otherwise would have been payable, as of what would have been the Death Benefit Valuation Date. In addition, CDSCs will be waived on the entire stepped-up Account Value as of that date, but will apply to any purchase payments applied to the certificate after that date.
For purposes of determining what would have been the Death Benefit Valuation Date, the election to become Successor Owner will be deemed to be instructions as to the form of death benefit. The election to become Successor Owner must be made within one year of the date of the Owner’s death.
The Successor Owner endorsement may not be available in all states.
Purchase Payments
Purchase payments may be made at any time during the Accumulation Period. The current restrictions on purchase payment amounts are:

	Tax-Qualified	Non-Tax-Qualified
Minimum initial purchase payment	$2,000	$5,000
Minimum monthly payments under periodic payment program	$50	$100
Minimum additional payments	$50	$50
Maximum single purchase payment	$500,000 or Company approval	$500,000 or Company approval

The Company reserves the right to increase or decrease the minimum allowable initial purchase payment or minimum purchase payment under a periodic payment program, the minimum allowable additional purchase payment, or the maximum single purchase payment at its discretion and at any time, where permitted by law.
Each purchase payment will be applied by the Company to the credit of the Owner’s account. If the application form is in Good Order, the Company will apply the initial purchase payment to an account for the Owner within two business days of receipt of the purchase payment. If the application form is not in Good Order, the Company will attempt to get the application form in Good Order within five business days. If the application form is not in Good Order at the end of this period, the Company will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless he or she specifically gives the Company consent to keep the purchase payment until the application form is in Good Order. Once the application form is in Good Order, the purchase payment will be applied to the Owner’s account within two business days.
Each additional purchase payment is credited to a certificate as of the Valuation Date on which the Company receives the purchase payment. If the purchase payment is allocated to a Subaccount, it will be applied at the Accumulation Unit Value calculated at the end of the Valuation Period in which that Valuation Date occurs.
Investment Options-Allocations
Purchase payments can be allocated in whole percentages to any of the available Subaccounts or Fixed Account options.
The current restrictions on allocations are:

Tax-Qualified and Non-Tax-Qualified
Minimum allocation to any Subaccount	$10

Minimum allocation to Fixed Accumulation Account	$10

Minimum allocation to Fixed Account option with a guarantee period	$2,000 — No amounts may be allocated to a fixed guarantee period option, which would extend beyond the Owner’s 85th birthday or five years after the effective date of the certificate, if later.

Allocation during right to cancel period	No current restrictions, however, the Company reserves the right to require that purchase payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account option during the right to cancel period, if any.
Principal Guarantee Program
An Owner may elect to have the Company allocate a portion of a purchase payment to the seven-year guaranteed interest rate option such that, at the end of the seven-year guarantee period, that account will grow to an amount equal to the total purchase payment (so long as there are no surrenders or loans from the certificate). The Company determines the portion of the purchase payment that must be allocated to the seven-year guarantee option such that, based on the interest rate then in effect, that account will grow to equal the full amount of the purchase payment after seven years. The remainder of the purchase payment will be allocated according to the Owner’s instructions. The minimum purchase payment eligible for the principal guarantee program is $5,000.
Transfers
During the Accumulation Period, an Owner may transfer amounts among Subaccounts, among Fixed Account options, and/or between Subaccounts and Fixed Account options.

The current restrictions on transfers are:

Tax-Qualified and Non-Tax-Qualified
Minimum Transfers from

- any Subaccount	$500 or balance of Subaccount, if less than $1,000

- Fixed Account option	$500 or balance of Fixed Account option, if less

Minimum Transfer to

- Fixed Accumulation Account	None

- Fixed Account option with guarantee period	$2,000 — No amounts may be transferred to a Fixed Account option with guarantee period, which would extend beyond the Owner’s 85th birthday or five years after the effective date of the Contract, if later.

Maximum Transfers from

- Fixed Accumulation Account	During any contract year, 20% of the Fixed Account option’s value as of the most recent contract anniversary.

- Maturing Fixed Account option with guarantee period	The amount contained in the maturing Fixed Account option with guarantee period.

- Non-Maturing Fixed Account option with guarantee period	During any contract year, 20% of the Fixed Account option’s value as of the most recent contract anniversary.

General Restrictions on Transfers from Fixed Account options	▪ May not be made prior to first contract anniversary.

▪ Amounts transferred from Fixed Account options to Subaccounts may not be transferred back to Fixed Account options for a period of six months from the date of the original transfer.
A transfer is effective on the Valuation Date during which the Company receives the request for transfer, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs.
Automatic Transfer Programs
During the Accumulation Period, the Company offers the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from the Company by calling 1-800-789-6771. There are risks involved in switching between investments available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under a certificate without a transfer fee charge. However, the Company reserves the right to impose a fee in such amount as the Company may then determine to be reasonable for participation in automatic transfer programs.

Minimum Account
Service	Description	Requirements	Limitations/Notes
Dollar Cost Averaging
Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
	Automatic transfers from the money market Subaccount to any other Subaccount(s), or from the Fixed Accumulation Account option to any Subaccount(s), on a monthly or quarterly basis.	Source of funds must be at least $10,000. Minimum transfer per month is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to any of the Fixed Account options. The dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter as requested by the Owner.

Minimum Account
Service	Description	Requirements	Limitations/Notes
Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatically transfer amounts between the Subaccounts and the Fixed Accumulation Account option to maintain the percentage allocations selected by the Owner.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter. Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account option is being utilized.

Interest Sweep	Automatic transfers of the income from any Fixed Account option(s) to any Subaccount(s).	Balance of each Fixed Account option selected must be at least $5,000. Maximum transfer from each Fixed Account option selected is 20% of such Fixed Account option’s value per year. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter. Interest sweep is not available from the Seven-Year Guaranteed Interest Rate Option if the Principal Guarantee Program is selected.
Changes in or Termination of Automatic Transfer Programs
The Owner may terminate any of the automatic transfer programs at any time, but must give the Company at least 30 days’ notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at 1-800-789-6771, by U.S. or overnight mail, or by facsimile at 513-768-5115. The Company may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to Owners, as permitted by applicable law. Any such termination, suspension or modification will not affect automatic transfer programs already in place.
The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing automatic transfer programs in such amount(s) as the Company may then determine to be reasonable for participation in the program. The maximum amount of the annual fee that would be imposed for participating in each automatic transfer program is $30.
Telephone, Facsimile or Internet Transfers
Currently, instead of placing a request in writing, an Owner may place a request for all or part of the Account Value to be transferred by telephone, facsimile or over the Internet. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted once each Valuation Period by telephone at 1-800-789-6771, or via facsimile at 513-768-5115, or over the Internet through the Company’s web site at www.gafri.com, between 9:30 a.m. and 4:00 p.m. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period. Access to these alternate methods of placing transfer requests, particularly through the Company’s web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. The Company may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
Neither the Contracts described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). An Owner who intends to use an active trading strategy should consult his/her registered representative and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.
The Company discourages (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract Owners, Annuitants and beneficiaries. Short-term trading can result in:

•	the dilution of Accumulation Unit Values or Portfolio net asset values;

•	Portfolio advisors taking actions that negatively impact performance (keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.
To help protect Contract Owners, Annuitants and beneficiaries from the negative impact of these practices, the Company has implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee the Company will be able to detect harmful trading practices, or, if it is detected, to prevent recurrence.
U.S. Mail Restrictions
The Company monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a Contract may appear on these reports if the Contract Owner (or a third party acting on their behalf) engages in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, if a Contract Owner executes multiple transfers involving 10 underlying Portfolios in one day, this counts as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Account options) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as Dollar Cost Averaging, Portfolio Rebalancing and Interest Sweep.
As a result of this monitoring process, the Company may restrict the method of communication by which transfer requests will be accepted. In general, the Company will adhere to the following guidelines:

Trading Behavior	The Company’s Response
6 or more transfer events in one quarter in a Contract year	The Company will mail a letter to the Contract Owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and

     (2) if their transfer events exceed 12 in one Contract year, the Owner will be limited to submitting transfer requests via regular first-class U.S. mail (e.g., no overnight, priority or courier delivery allowed).

More than 12 transfer events in one Contract year	The Company will automatically limit the Contract Owner to submitting transfer requests via regular first-class U.S. mail.
On each Contract anniversary, the Company will start the monitoring anew, so that each Contract starts with 0 transfer events the first day of each new Contract year. See, however, the “Other Restrictions” provision below.
Managers of Multiple Contracts
Some investment advisors/representatives manage the assets of multiple Contracts pursuant to trading authority granted or conveyed by multiple Contract Owners. These multi-contract advisors will generally be required by the Company to submit all transfers requests via regular first-class U.S. Mail.
Other Restrictions
The Company reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect Contract Owners, Annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of the Company’s monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by the Company to constitute harmful trading practices, may be restricted. The Company will consider the following factors:
•	the dollar amount involved in the transfer event;

•	the total assets of the Portfolio involved in the transfer event;

•	the number of transfer events completed in the current Contract year quarter; or

•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies.

In addition, the Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. The Company will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception.
The restrictions discussed above are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If the Company determines its goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. The Company will consider waiving the procedures described above for unanticipated financial emergencies.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:
•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and

•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.
Surrenders
An Owner may surrender a certificate either in full or in part during the Accumulation Period. A CDSC may apply on surrender. The restrictions and charges on surrenders are:

	Tax-Qualified	Non-Tax-Qualified
Minimum amount of partial surrender	$500

Minimum remaining Surrender Value after partial surrender	$500

Amount available for surrender (valued as of end of Valuation Period in which request for surrender is received by the Company)	Account Value less applicable CDSC, subject to tax law or employer plan restrictions on withdrawals or surrenders	Account Value less applicable CDSC, subject to employer plan restrictions on withdrawals or surrenders

Tax penalty for early withdrawal	When applicable, 10% of amount distributed before age 59 1/2

Certificate maintenance fee on full surrender	$25 (no CDSC applies to fee)

Contingent deferred sales charge (“CDSC”)	Up to 7% of purchase payments

Order of withdrawal for purposes of CDSC (order may be different for tax purposes)	First from accumulated earnings (no CDSC applies) and then from purchase payments in the order in which we receive them (CDSC may apply)
A full surrender will terminate a certificate. Partial surrenders are withdrawn proportionally from all Subaccounts and Fixed Account options in which the certificate is invested on the date the Company receives the surrender request unless the Owner requests that the surrender be withdrawn from a specific investment option. A surrender is effective on the Valuation Date during which the Company receives the request for surrender, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs. Payment of a surrendered amount may be delayed if the amount surrendered was paid to the Company by a check that has not yet cleared. Surrenders from a Fixed Account option may be delayed for up to six months after receipt of a surrender request as allowed by state law. Surrenders from the Subaccounts may be delayed during any period the New York Stock Exchange is closed or trading is restricted, or when the SEC either: (1) determines that there is an emergency which prevents valuation or disposal of securities held in the Separate Account; or (2) permits a delay in payment for the protection of security holders.

Free Withdrawal Privilege
The Company will waive the CDSC on full or partial surrenders during the second and succeeding certificate years on an amount equal to not more than the greater of: (a) accumulated earnings (Account Value in excess of purchase payments); or (b) 10% of the Account Value as of the last certificate anniversary.
If the free withdrawal privilege is not exercised during a certificate year, it does not carry over to the next certificate year. The free withdrawal privilege may not be available under some group Contracts.
Long-Term Care Waiver Rider
If the Long-Term Care Rider is available in your state, it is automatically provided with your Contract. If a Contract is modified by the Long-Term Care Waiver Rider, surrenders may be made free of any CDSC if the Owner has been confined in a qualifying licensed hospital or long-term care facility for at least 90 days beginning on or after the first contract anniversary. There is no charge for this rider.
Systematic Withdrawal
During the Accumulation Period, an Owner may elect to automatically withdraw money from a certificate. The Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the CDSC to the extent that the amount withdrawn exceeds the free withdrawal privilege. The Owner may begin or discontinue systematic withdrawals at any time by request to the Company, but at least 30 days’ notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for systematic withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially different amount of total payments over the life of the certificate than if annuitization were elected.
Contract Loans
If loans are available under a Contract, loan provisions are described in the loan endorsement to the Contract. The Company may make loans to Owners of certain tax-qualified Contracts. If loans are available under your Contract and you borrow money under the loan provisions, we will charge interest on the loan. The maximum interest rate we charge is 8%, but a plan administrator or employer retirement plan may require us to charge an interest rate on loans that is higher than 8%. Any such loans will be secured with an interest in the Contract, and the collateral for the loan will be moved from the Subaccounts you designate to the Fixed Accumulation Account option and earn a fixed rate of interest applicable to loan collateral. Generally, we require the collateral amount to be 110% of the outstanding loan balance. Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code, and default on a loan will result in a taxable event. You should consult a tax advisor prior to exercising loan privileges. The restrictions that otherwise apply to the Fixed Accumulation Account do not apply to transfers of collateral amounts to the Fixed Accumulation Account or to such amounts no longer required to collateralize the loan.
The difference between the interest rate we charge on a loan and the interest rate we credit to the collateral amount is called the “loan interest spread.”
•	Because the maximum interest rate we charge on a loan is 8% and the minimum interest rate we credit to the collateral amount in the Fixed Accumulation Account is 3%, the maximum loan interest spread is 5%.

•	Because we are currently charging 6% interest on loans and crediting 3% interest on collateral, the current “loan interest spread” is 3%.

•	A plan administrator or employer retirement plan may require us to charge an interest rate on loans that is higher than 8%. In this case, the maximum “loan interest spread” will be higher than 5% and the current “loan interest spread” will be higher than 3%.
If loans are available under your Contract and you borrow money under the loan provisions, you will not be able to surrender or annuitize your Contract until all such loans are paid in full. Loans may also limit the amount of money that you can patially surrender from your Contract. If you default in repaying a loan under your Contract, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.

If we receive money from you while a loan is outstanding under your Contract, we will treat the money as a Purchase Payment unless you notify us that the money is a loan payment. We do not treat loan payments as Purchase Payments for the purpose of the CDSC.
A loan, whether or not repaid, will have a permanent effect on the Account Value of a certificate because the collateral cannot be allocated to the Subaccounts or Fixed Account guarantee periods. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on collateral while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.
Termination
The Company reserves the right to terminate any certificate at any time during the Accumulation Period if the Surrender Value is less than $500. In that case, the certificate will be involuntarily surrendered and the Company will pay the Owner the amount which would be due the Owner on a full surrender. A group Contract may be terminated on 60 days advance notice, in which case participants will be entitled to continue their interests on a deferred, paid-up basis, subject to the Company’s involuntary surrender right as described above.
BENEFIT PAYMENT PERIOD
Annuity Benefit
An Owner may designate the date that annuity payments will begin, and may change the date up to 30 days before annuity payments are scheduled to begin. Unless the Company agrees otherwise, the first day of a Benefit Payment Period in which annuity payments are paid cannot be later than the certificate anniversary following the 85th birthday of the eldest Owner, or five years after the effective date of the certificate, whichever is later.
The amount applied to a settlement option will be the Account Value as of the end of the Valuation Period immediately preceding the first day of the Benefit Payment Period. For tax-qualified Contracts, if the Payee is a non-natural person, a surrender will be deemed to have been made and the amount applied to a settlement option will be the Surrender Value instead of the Account Value, unless the non-natural person Payee is the Owner of the individual or group Contract and has an immediate obligation to make corresponding payments to the Annuitant of the Contract. The Owner may select any form of settlement option which is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
If the Owner has not previously made an election as to the form of settlement option, the Company will contact the Owner to ascertain the form of settlement option to be paid. If the Owner does not select a settlement option, such as a specific fixed dollar benefit payment, a variable dollar benefit payment, or a combination of a variable and fixed dollar benefit payment, the Company will apply the Account Value to a fixed dollar benefit for the life of the Annuitant with 120 monthly payments assured, as described in the Settlement Options section of this prospectus.
Death Benefit
A death benefit will be paid under a certificate if the Owner dies during the Accumulation Period. If a surviving spouse (or your civil union partner/domestic partner/same-gender spouse in applicable states) becomes a Successor Owner of the certificate, the death benefit will be paid on the death of the Successor Owner if he or she dies during the Accumulation Period. An example of the determination of the Death Benefit Amount is included in Appendix B.
Death Benefit Amount
The Death Benefit Amount will equal the greatest of:
1)	the Account Value on the Death Benefit Valuation Date.

2)	the total purchase payment(s), less any partial surrenders and any CDSCs that applied to those amounts.

3)	the largest Account Value on any certificate anniversary which is an exact multiple of five and prior to the Owner’s death or the Owner’s 75th birthday if earlier, less any partial surrenders and any CDSCs that applied to those amounts.

Any applicable premium tax or other taxes not previously deducted, and any outstanding loans, will be deducted from the death benefit amount described above.
The death benefit will be allocated among the Subaccounts and the Fixed Account options. This allocation will occur as of the Death Benefit Valuation Date. It will be made in the same proportion as the value of each option bears to the total Account Value immediately before that date.
An Owner may elect the form of payment of the death benefit at any time before his or her death. The form of payment may be a lump sum, or any available form of settlement option. The standard forms of settlement options are described in the Settlement Options section of this prospectus. If the Owner does not make an election as to the form of death benefit, the Beneficiary may make an election within one year after the Owner’s death. If no election as to form of settlement option is made, the Company will apply the death benefit to a fixed dollar benefit for a period certain of 48 months. The first day of the Benefit Payment Period in which a death benefit is paid may not be more than one year after the Owner’s death; the day a death benefit is paid in a lump sum may not be more than five years after the Owner’s date of death.
If the beneficiary is an individual and the lump sum payment option is selected, we pay the death benefit by establishing an interest-bearing draft account for the beneficiary in the amount of the death benefit. This account is called the Great American Benefit Choice Account. We send the beneficiary a personalized “checkbook” for this account. The beneficiary may withdraw all or part of the money in this account at any time by writing a draft against the account. The servicing bank will process the draft by drawing funds from our general account.
The Great American Benefit Choice Account earns interest, which is compounded daily and credited monthly. We set the interest rate for this account. We review the rate periodically and we may change it at any time. We may make a profit on the money held in this account.
The Great American Benefit Choice Account is part of our general account. It is not a bank account, and it is not insured by the FDIC, NCUSIF, or any government agency. As part of our general account, it is subject to the claims of our creditors.
In some circumstances when a lump sum payment option is selected, we do not establish a draft account for the beneficiary.
•	If the death benefit is less than $5,000 or the beneficiary is a non-natural person such as a trust, estate or corporation, we pay the death benefit with a single check payable to the beneficiary.

•	If the beneficiary is a resident of Arkansas, Colorado, Florida, Kansas, Maryland, Nevada, North Carolina or North Dakota and he or she requests that the lump sum be paid by check, we pay the death benefit with a single check payable to the beneficiary.
Payment of Benefits
When a certificate is annuitized, or when a death benefit is applied to a settlement option, the Account Value or the death benefit, as the case may be, is surrendered to the Company in exchange for a promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments may be calculated and paid: (1) as a variable dollar benefit; (2) as a fixed dollar benefit; or (3) as a combination of both. The stream of payments, whether variable dollar or fixed dollar, is an obligation of the Company’s general account. However, only the amount of fixed dollar benefit payments is guaranteed by the Company. The Owner (or Payee) bears the risk that any variable dollar benefit payment may be less than the initial variable dollar benefit payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently. Transfers between a variable dollar benefit and a fixed dollar benefit are not permitted, but transfers of Benefit Units among Subaccounts are permitted once each 12 months after a variable dollar benefit has been paid for at least 12 months. The formulas for transferring Benefit Units among Subaccounts during the Benefit Payment Period are set forth in the Statement of Additional Information.
Settlement Options
The Company will make periodic payments in any form of settlement option that is acceptable to it at the time of an election. The standard forms of settlement options are described below. Payments under any settlement option may be in monthly, quarterly, semiannual or annual payment intervals. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. The

Company, in its discretion, may require benefit payments to be made by direct deposit or wire transfer to the account of a designated Payee.
The Company may modify minimum amounts, payment intervals and other terms and conditions at any time without prior notice to Owners. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or payment intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option that is contingent on the life of a specified person or persons, the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options may be commuted on a basis acceptable to you and us at the time of the commutation request.
The dollar amount of benefit payments will vary with the frequency of the payment interval and the duration of the payments. Generally, each payment in a stream of payments will be lesser in amount as the frequency of payment increases, or as the length of the payment period increases, because more payments will be paid. For life contingent settlement options, each payment in the stream of payments will generally be lesser in amount as the life expectancy of the Annuitant or Beneficiary increases because more payments are expected to be paid.
For life contingent settlement options, the death of the Annuitant may result in only a single payment being made. For fixed period settlement options, the periodic payments will continue for the entire fixed period even if the Annuitant dies during the payment period.
Income for a Fixed Period: The Company will make periodic payments for a fixed period of 5 to 30 years. (Payment intervals of 1 to 4 years are available for death benefit settlement options only.)
Life Annuity with Payments for a Fixed Period: The Company will make periodic payments for a fixed period, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.
Joint and One-Half Survivor Annuity: The Company will make periodic payments until the death of the primary person on whose life benefit payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.
Life Annuity: The Company will make periodic payments until the death of the person on whose life the benefit payments are based.
Forms of Benefit Payments Under Settlement Options
Fixed Dollar Payments
Fixed dollar benefit payments are determined by multiplying the amount applied to the fixed dollar benefit (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium taxes) by the amount of the payment per $1,000 of value which the Company is currently paying for settlement options of that type. Fixed dollar benefit payments will remain level for the duration of the Benefit Payment Period.
The Company guarantees minimum fixed dollar benefit payment factors based on 1983 group annuity mortality tables, for blended lives (60% female/40% male) with interest at 3% per year, compounded annually. The minimum monthly payments per $1,000 of value for the Company’s standard settlement options are set forth in tables in the Contracts. Upon request, the Company will provide information about minimum monthly payments for ages or fixed periods not shown in the settlement option tables.
Variable Dollar Payments
The first variable dollar benefit payment is the amount it would be if it were a fixed dollar benefit payment calculated at the Company’s minimum guaranteed settlement option factors, reduced by a pro rata portion of the certificate maintenance fee, equal to the amount of the fee divided by the number of payments to be made over a 12-month period.
The amount of each subsequent variable dollar benefit payment will reflect the investment performance of the Subaccount(s) selected and may vary from payment to payment. For example, because the first benefit payment includes a 3% rate of interest, subsequent benefit payments will be less than the first payment if the net investment performance of the applicable Subaccount(s) is less than 3%. Consequently, because the actual rate of return may be different than the assumed rate of return used to set initial payment amounts, the actual payment amounts may vary.
The amount of each subsequent payment is the sum of the payment due for each Subaccount selected, less a pro rata portion of the certificate maintenance fee, as described above. The payment due for a Subaccount equals the shares for that Subaccount, which are the Benefit Units, times their value, which is the Benefit Unit Value for that Subaccount as of the end of the fifth Valuation Period preceding the due date of the payment.
The number of Benefit Units for each Subaccount selected is determined by allocating the amount of the first variable dollar benefit payment (before deduction of the pro rata portion of the certificate maintenance fee) among the Subaccount(s) selected in the percentages indicated by the Owner (or Payee). The dollar amount allocated to a Subaccount is divided by the Benefit Unit Value for that Subaccount as of the first day of the Benefit Payment Period. The result is the number of Benefit Units that the Company will pay for that Subaccount at each payment interval. The number of Benefit Units for each Subaccount remains fixed during the Benefit Payment Period, except as a result of any transfers among Subaccounts or as provided under the settlement option elected. An explanation of how Benefit Unit Values are calculated is included in the Definitions section of this prospectus.
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity policies. The home office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The Company is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”). GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
The Company may from time to time publish in advertisements, sales literature and reports to Owners the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s and Fitch. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect A.M. Best Company’s opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.
The obligations under the Contracts are obligations of the Company. The fixed benefits under this Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under this Contract are provided through the Separate Account, which is described below.
The Company’s general account assets are used to guarantee the payment of applicable annuity and death benefits under the Contracts. As a result, Contract owners must rely on the financial strength of the Company for any benefit payments under the Contract. To the extent that we are required to pay benefit amounts in excess of the applicable Contract values, such amounts will come from the Company’s general account assets. You should be aware that the Company’s general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate risk, liquidity risk and credit risk. The Company’s financial statements in the Statement of Additional Information include a further discussion of investments held by the Company’s general account. In addition, the Company’s general account is subject to the claims of its creditors.
THE SEPARATE ACCOUNT
General
The Separate Account was established by the Company on May 26, 1995 as an insurance company separate account under the laws of the State of Ohio pursuant to resolution of the Company’s Board of Directors. The Separate Account

is registered with the SEC under the 1940 Act as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account.
The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company’s general account assets or any other separate account maintained by the Company. The assets of the Separate Account will be held for the exclusive benefit of Owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. The obligations under the Contracts are obligations of the Company.
Additions, Deletions, or Substitutions of Subaccounts
The Company may add or delete Subaccounts at any time, or may substitute one Portfolio for another, at any time. The Company does not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of purchase payments or transfers. In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change.
Additions or substitutions of Subaccounts or Portfolios may be due to an investment decision by the Company, or due to an event not within the Company’s control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company which offers a Portfolio.
If the Company substitutes the shares of another investment company for the shares of any Portfolio, the Company will first obtain approval of the SEC to the extent required by the Investment Company Act of 1940, as amended (“1940 Act”), or other applicable law. The Company will also notify Owners before it substitutes a Portfolio.
New Subaccounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Subaccounts will be made available to existing Owners on a basis to be determined by the Company and that is not discriminatory.
If deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.
VOTING OF PORTFOLIO SHARES
To the extent required by law, all Portfolio shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Portfolios in accordance with instructions received from persons having voting interests in the corresponding Subaccount. During the Accumulation Period, the Company will vote Portfolio shares according to instructions of Owners, unless the Company is permitted to vote shares in its own right.
The number of votes that an Owner may vote will be calculated separately for each Subaccount. The number will be determined by applying the Owner’s percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount.
The Owner’s percentage interest and the total number of votes will be determined as of the record date established by that Portfolio for voting purposes. Voting instructions will be solicited by written communication in accordance with procedures established by the respective Portfolios.
The Company will vote or abstain from voting shares for which it receives no timely instructions and shares it holds as to which Owners have no beneficial interest (including shares held by the Company as reserves for benefit payments*). The Company will vote or abstain from voting such shares in proportion to the voting instructions it receives from Owners of all Contracts participating in the Subaccount. . Because we will use this proportional method of voting, a small number of Owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.

Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio. The Portfolios are not required to hold annual or other regular meetings of shareholders.

*	Neither the Owner nor Payee has any interest in the Separate Account during the Benefit Payment Period. Benefit Units are merely a measure of the amount of the payment the Company is obligated to pay on each payment date.
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the contracts. Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is an indirect wholly-owned subsidiary of American Financial Group, Inc. and, as a result, is an affiliate of the Company.
The Contracts are sold by insurance agents who are also registered representatives of (1) GAA or (2) other broker-dealers that have entered into selling agreements with GAA. GAA and the other broker-dealers are registered under the Securities Exchange Act of 1934, and are members of the National Association of Securities Dealers, Inc. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
The Company pays commissions to GAA for promotion and sale of the contracts. GAA retains the commissions for sales made through one of its registered representatives, or pays the commissions to other broker-dealers for sales made through one of their registered representatives. GAA and the other broker-dealers pay their registered representatives from their own funds.
Commissions paid by the Company are calculated as a percentage of the purchase payments received for a contract or a percentage of the contract value (sometimes called a trail commission).
Commissions paid on the Contracts and payments for other services are not charged directly to you or your Account Value, but are charged indirectly through fees and charges imposed under the Contracts. If these fees and charges are not sufficient to cover the commissions and other payments, any deficiency will be made up from the Company’s general assets.
Amounts paid by the Company to GAA for 2009, 2008 and 2007 were $                    , $423,813, and $541,875, respectively, which amount includes compensation related to other contracts issued through Annuity Investors Variable Account A.
The Statement of Additional Information includes more information about the compensation we pay to GAA and additional compensation that GAA pays to select selling firms.
FEDERAL TAX MATTERS
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.
The tax information provided in the prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an attorney or tax advisor who is not affiliated with the Company.
Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee.
Tax-Qualified Retirement Plans
Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.
Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.
Tax-Sheltered Annuities
IRC 403(b) of the Code permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.
Pension, Profit—Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.

Roth TSAs and Roth 401(k)s
IRC Section 402A permits TSA plans and 401(k) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the employee’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund eligible deferred compensation plans for their employees, as described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.
Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include eligible deferred compensation plans of non-governmental tax-exempt employers, as described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other Contracts.

Nonqualified Deferred
	Tax-Qualified Contracts and Plans	Compensation Plans	Other Annuity Contracts
Plan Types
▪     IRC §401 (Pension, Profit—Sharing, 401(k))

▪     IRC §403(b) (Tax-Sheltered Annuity)

▪     IRC §408 (IRA, SEP, SIMPLE IRA)

▪     IRC §408A (Roth IRA)

▪     IRC §402A (Roth TSA or Roth 401(k))

▪     IRC §457 (Governmental §457)
		▪ IRC §409A ▪ IRC §457 (Nongovernmental §457)	IRC §72 only

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.		None.

Taxation of Surrenders and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after-tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions from before August 14, 1982 are returned.

Taxation of Annuitization Payments (annuity benefit or death benefit)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, or Roth 401(k) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans. Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor on transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan of an employer, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
For a Roth IRA or Contract that is not tax-qualified, there are no required minimum distributions during life.
All Contracts are generally subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life or if under a tax-qualified Contract the required beginning date for distributions had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. Otherwise, the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a beneficiary who is a surviving spouse (as defined by federal tax law) may elect out of these requirements, and apply the required minimum distribution rules as if the Contract were his or her own.
THE REGISTRATION STATEMENT
The Company filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 450 Fifth Street, N.W., Washington, D.C., and may also be accessed at the SEC’s web site http://www.sec.gov. The registration number for the Registration Statement is 33-59861.
OTHER INFORMATION AND NOTICES
Householding — Revocation of Consent
Owners at a shared address who have consented to receive only one copy of each prospectus, annual report, or other required document per household (“householding”) may revoke their consent at any time, and may receive separate documents, by contacting the Company at 1-800-789-6771.
Owners who are currently receiving multiple copies of required documents may request additional information about householding by contacting the Company at 1-800-789-6771.
Electronic Delivery of Required Documents
Owners who wish to receive prospectuses, SAIs, annual reports, and other required documents only in electronic form must give their consent. Consent may be revoked at any time. Please contact the Company at 1-800-789-6771 for additional information about electronic delivery of documents.
Legal Proceedings
The Company and Great American Advisors®, Inc. are involved in various kinds of routine litigation which, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
General Information and History
State Regulations
PORTFOLIOS
General Information
Revenue We Receive from the Portfolios and/or Their Service Providers
SERVICES
Safekeeping of Separate Account Assets
Records and Reports
Experts
DISTRIBUTION OF THE CONTRACTS
Compensation Paid to GAA
Additional Compensation Paid to Selected Selling Firms
PERFORMANCE INFORMATION
Standardized Total Return — Average Annual Total Return
Adjusted Historical Total Return
Non-Standardized Total Return — Cumulative Total Return
Standardized Yield for Money Market Subaccounts
BENEFIT UNITS-TRANSFER FORMULAS
GLOSSARY OF FINANCIAL TERMS
FEDERAL TAX MATTERS
Taxation of Separate Account Income
Tax Deferral on Non-Tax Qualified Contracts
FINANCIAL STATEMENTS
Copies of the Statement of Additional Information dated May 1, 2010 are available without charge. To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423. You may also call the Company at 1-800-789-6771, or visit us at our web site www.gafri.com to request a copy.

Name:

Address:

City:	State:	Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION

Standard Version	Standard Version	Enhanced Version	Enhanced Version
Accumulation	Accumulation	Accumulation	Accumulation
Unit Value	Units Outstanding	Unit Value	Units Outstanding	Year
American Century VP Large Company Value Fund-Class I Shares (Inception Date 5/1/2005)
9.049172	143,631.839	9.178533	2,980.751	12/31/09
7.633677	146,167.141	7.719337	2,186.782	12/31/08
12.326244	153,225.450	12.426613	2,341.102	12/31/07
12.643976	143,448.851	12.708107	2,062.816	12/31/06
10.670953	34,986.764	10.692687	405.106	12/31/05
American Century VP Mid Cap Value Fund-Class I Shares (Inception Date 5/1/2005)
12.403375	150,377.650	12.580617	5,355.285	12/31/09
9.665945	148,438.694	9.774376	5,968.575	12/31/08
12.939262	179,311.466	13.044587	7,031.118	12/31/07
13.413310	219,796.341	13.481310	10,006.181	12/31/06
11.290574	6,984.348	11.313554	1,969.265	12/31/05
American Century VP Ultra® Fund-Class I Shares (Inception Date 5/1/2005)
9.621508	10,110.283	9.759017	738.643	12/31/09
7.245208	9,338.482	7.326500	822.233	12/31/08
12.538191	10,188.375	12.640272	828.233	12/31/07
10.492509	6,407.709	10.545743	336.492	12/31/06
10.984799	5,074.516	11.007168	151.370	12/31/05
American Century VP VistaSM Fund-Class I Shares (Inception Date 5/1/2005)
10.427850	55,970.371	10.576893	3,075.933	12/31/09
8.622412	73,119.622	8.719167	4,361.039	12/31/08
16.996320	83,240.285	17.134659	6,755.896	12/31/07
12.314644	80,073.506	12.377116	5,221.697	12/31/06
11.439728	8,453.107	11.463018	273.575	12/31/05
BlackRock Basic Value V.I. Fund-Class I (Inception Date 12/7/1995)
24.882318	218,371.939	25.953811	4,298.707	12/31/09
19.214385	221,409.243	19.981111	5,143.588	12/31/08
30.773549	238,453.589	31.904076	9,448.413	12/31/07
30.608679	249,996.235	31.636508	10,435.860	12/31/06
25.434144	259,862.006	26.208874	10,770.177	12/31/05
25.019821	262,502.094	25.704081	11,573.538	12/31/04
22.810796	235,405.286	23.364000	13,652.698	12/31/03
17.334671	224,789.902	17.702540	14,468.372	12/31/02
21.343769	220,538.862	21.732023	16,787.723	12/31/01
20.729966	196,483.457	21.044114	12,705.603	12/31/00
BlackRock Global Allocation V.I. Fund-Class I (Inception Date 12/7/1995)
24.362816	111,826.699	25.411988	4,785.231	12/31/09
20.354500	90,253.537	21.166763	4,904.864	12/31/08
25.580663	85,651.075	26.520617	6,149.618	12/31/07
22.140108	78,734.127	22.883770	5,545.540	12/31/06
19.239089	77,717.735	19.825288	5,128.217	12/31/05
17.628189	65,889.091	18.110453	4,196.276	12/31/04
15.606859	43,963.575	15.985507	4,229.105	12/31/03
11.731935	32,762.255	11.981005	3,327.903	12/31/02
12.932132	28,565.341	13.167527	3,198.649	12/31/01
14.367468	29,249.252	14.585352	2,633.287	12/31/00

Standard Version	Standard Version	Enhanced Version	Enhanced Version
Accumulation	Accumulation	Accumulation	Accumulation
Unit Value	Units Outstanding	Unit Value	Units Outstanding	Year
BlackRock High Income V.I. Fund-Class I (Inception Date 12/7/1995)
18.556238	63,126.985	19.344844	2,811.585	12/31/09
11.997956	61,740.138	12.470032	2,254.675	12/31/08
17.155855	83,118.965	17.776658	4,328.151	12/31/07
16.967691	89,142.086	17.528151	4,729.385	12/31/06
15.694137	103,660.934	16.163574	6,241.077	12/31/05
15.651303	121,511.004	16.070770	7,499.769	12/31/04
14.173673	122,975.371	14.509685	6,800.426	12/31/03
11.201432	121,073.352	11.433041	4,653.273	12/31/02
11.510137	128,766.852	11.713319	4,231.419	12/31/01
11.205014	130,314.034	11.368852	4,037.599	12/31/00
BlackRock Money Market V.I. Fund-Class I (Inception Date 12/7/1995)
1.302246	611,673.666	1.345142	39,611.527	12/31/09
1.313136	601,238.869	1.353058	41,910.296	12/31/08
1.300749	610,689.015	1.337688	97,913.376	12/31/07
1.265850	618,813.280	1.299797	92,972.957	12/31/06
1.233894	785,490.564	1.264875	87,383.828	12/31/05
1.219719	950,106.475	1.247735	131,649.002	12/31/04
1.223020	929,646.597	1.248072	128,532.953	12/31/03
1.228164	1,036,231.114	1.250296	97,349.642	12/31/02
1.225846	1,058,892.677	1.245058	94,401.066	12/31/01
1.200162	726,382.977	1.216437	37,291.543	12/31/00
Dreyfus IP Technology Growth Portfolio-Initial Shares(Inception Date 5/1/2005)
12.078525	287,550.635	12.251135	11,324.209	12/31/09
7.757603	289,394.563	7.844649	13,108.638	12/31/08
13.356987	305,423.142	13.465723	16,925.080	12/31/07
11.790739	389,403.221	11.850544	17,960.756	12/31/06
11.446321	2,329.743	11.469631	137.772	12/31/05
The Dreyfus Socially Responsible Growth Fund-Initial Shares (Inception Date 12/7/1995)
15.351268	211,564.650	16.012700	22,573.830	12/31/09
11.622399	218,171.699	12.086467	27,620.729	12/31/08
17.949168	243,144.129	18.609031	32,598.651	12/31/07
16.864692	290,528.144	17.431448	37,171.777	12/31/06
15.638756	317,174.676	16.115493	40,092.374	12/31/05
15.283573	362,858.071	15.701924	45,849.785	12/31/04
14.571838	399,688.683	14.925582	58,450.129	12/31/03
11.709016	400,039.410	11.957769	62,353.466	12/31/02
16.685382	434,635.915	16.989241	75,498.440	12/31/01
21.821644	415,642.404	22.152666	68,945.772	12/31/00
Dreyfus Stock Index Fund, Inc.-Initial Shares (Inception Date 12/7/1995)
18.761386	783,736.549	19.569403	28,104.046	12/31/09
15.038587	789,479.677	15.638759	32,198.953	12/31/08
24.228843	840,653.191	25.119070	44,804.427	12/31/07
23.311957	960,052.937	24.094898	62,811.164	12/31/06
20.438623	991,039.992	21.061274	66,751.647	12/31/05
19.769099	1,028,609.077	20.309843	71,802.646	12/31/04
18.093861	1,061,524.920	18.532770	72,185.196	12/31/03
14.271840	1,048,558.048	14.574778	74,299.938	12/31/02
18.612764	1,109,281.281	18.951395	90,073.242	12/31/01
21.461115	1,057,638.906	21.786366	75,659.669	12/31/00

Standard Version	Standard Version	Enhanced Version	Enhanced Version
Accumulation	Accumulation	Accumulation	Accumulation
Unit Value	Units Outstanding	Unit Value	Units Outstanding	Year
Dreyfus VIF Appreciation Portfolio-Initial Shares (Inception Date 12/7/1995)
20.922965	423,436.333	21.823937	19,667.618	12/31/09
17.287881	448,561.003	17.977722	23,891.958	12/31/08
24.851560	517,511.780	25.764600	28,998.547	12/31/07
23.492331	562,772.333	24.281268	38,415.342	12/31/06
20.423442	598,037.084	21.045587	40,410.223	12/31/05
19.813787	625,853.345	20.355700	43,362.314	12/31/04
19.100406	657,678.472	19.563663	50,653.711	12/31/03
15.960299	649,672.388	16.299009	52,178.863	12/31/02
19.403096	653,512.152	19.756078	70,468.321	12/31/01
21.663935	630,679.897	21.992256	58,665.356	12/31/00
Dreyfus VIF Growth & Income Portfolio-Initial Shares (Inception Date 12/7/1995)
11.698539	152,493.648	12.151596	8,222.704	12/31/09
9.198753	155,010.579	9.526058	9,897.496	12/31/08
15.633335	181,394.405	16.140284	16,486.976	12/31/07
14.599203	211,010.538	15.026728	17,504.102	12/31/06
12.909842	235,610.255	13.247779	17,037.354	12/31/05
12.648851	264,411.535	12.940763	19,166.753	12/31/04
11.918628	281,917.872	12.156933	19,921.405	12/31/03
9.534145	285,588.684	9.695996	21,222.738	12/31/02
12.927945	291,697.672	13.108367	27,413.238	12/31/01
13.903391	285,476.574	14.055363	13,601.800	12/31/00
Dreyfus VIF Money Market Portfolio (Inception Date 5/1/2005)
1.080517	630,964.916	1.094428	40,051.283	12/31/09
1.091696	859,060.272	1.102633	63,780.313	12/31/08
1.079095	438,158.598	1.087049	40,318.223	12/31/07
1.044070	320,807.244	1.049032	22,573.245	12/31/06
1.011753	379,408.934	1.013749	25,712.926	12/31/05
Dreyfus VIF Opportunistic Small Cap Portfolio-Initial Shares (Inception Date 12/7/1997)
12.042256	310,426.732	12.508733	11,644.442	12/31/09
9.675439	311,061.041	10.019784	14,069.454	12/31/08
15.700889	358,662.134	16.210138	23,010.660	12/31/07
17.877947	468,606.515	18.401569	31,918.821	12/31/06
17.445936	514,496.230	17.902667	35,413.829	12/31/05
16.697603	546,720.794	17.083022	42,053.196	12/31/04
15.186341	560,122.890	15.490036	39,500.322	12/31/03
11.675766	525,168.199	11.874026	39,239.004	12/31/02
14.617148	497,011.585	14.821220	44,803.439	12/31/01
15.765516	449,398.069	15.937892	33,560.989	12/31/00
DWS Small Cap Index VIP-Class A (Inception Date 5/1/1999)
13.799314	99,259.574	14.248812	4,687.440	12/31/09
11.040204	93,375.328	11.365292	4,193.161	12/31/08
16.972161	97,407.310	17.418714	6,442.135	12/31/07
17.520732	95,430.853	17.926929	6,118.270	12/31/06
15.100616	78,895.110	15.404037	5,030.329	12/31/05
14.666441	55,658.873	14.915983	8,364.952	12/31/04
12.612134	52,772.478	12.788062	4,984.431	12/31/03
8.720926	27,311.752	8.816430	2,520.921	12/31/02
11.118707	22,866.676	11.207088	1,872.634	12/31/01
11.030253	16,764.780	11.084755	1,195.443	12/31/00

Standard Version	Standard Version	Enhanced Version	Enhanced Version
Accumulation	Accumulation	Accumulation	Accumulation
Unit Value	Units Outstanding	Unit Value	Units Outstanding	Year
Invesco V.I. Capital Development Fund-Series I Shares (Inception Date 5/1/2001)
11.211328	392,244.876	11.508083	20,567.362	12/31/09
7.974497	413,876.628	8.160793	21,969.063	12/31/08
15.245206	475,994.579	15.553819	31,723.107	12/31/07
13.928779	538,627.913	14.167469	31,192.061	12/31/06
12.104906	59,893.571	12.275158	4,118.306	12/31/05
11.183438	42,840.366	11.306495	3,190.301	12/31/04
9.804995	24,006.771	9.883003	2,147.132	12/31/03
7.334169	9,315.310	7.370640	463.541	12/31/02
9.442643	1,234.008	9.461431	215.954	12/31/01
Invesco V.I. Core Equity Fund-Series I Shares (Inception Date 5/1/2006)
10.098800	59,034.269	10.212277	1,620.443	12/31/09
7.971070	46,146.985	8.036226	1,224.616	12/31/08
11.555408	41,625.124	11.614400	1,469.174	12/31/07
10.823900	46,361.612	10.846037	1,901.207	12/31/06
Invesco V.I. Government Securities Fund-Series I Shares (Inception Date 5/1/2001)
13.416284	118,990.502	13.771147	2,386.801	12/31/09
13.587730	100,138.055	13.904891	4,062.919	12/31/08
12.252142	64,034.932	12.500072	2,147.411	12/31/07
11.668408	61,706.979	11.868275	2,041.864	12/31/06
11.410607	68,254.644	11.571011	2,087.574	12/31/05
11.365931	70,639.152	11.490908	1,924.645	12/31/04
11.221802	73,318.007	11.310994	1,799.901	12/31/03
11.241738	52,956.035	11.297507	6,716.927	12/31/02
10.385882	5,714.204	10.406491	2,244.875	12/31/01
Invesco Van Kampen V.I. Core Plus Fixed Income Portfolio-Class I (Inception Date 5/1/1997)
15.676009	218,043.181	16.282889	11,467.401	12/31/09
14.478010	191,870.029	14.992986	13,388.814	12/31/08
16.328006	216,365.806	16.857428	11,876.009	12/31/07
15.680757	206,817.135	16.139901	14,378.841	12/31/06
15.307613	227,713.191	15.708240	14,686.316	12/31/05
14.874084	233,218.393	15.217274	16,954.874	12/31/04
14.431713	219,636.273	14.720184	21,006.051	12/31/03
13.964428	178,024.707	14.201357	24,714.435	12/31/02
13.173691	145,193.003	13.357514	29,266.032	12/31/01
12.201975	93,917.861	12.335393	21,888.742	12/31/00
Invesco Van Kampen V.I. U.S. Mid Cap Value Portfolio-Class I (Inception Date 5/1/2005)
11.599857	96,178.035	11.765623	505.670	12/31/09
8.438291	85,111.168	8.532963	899.265	12/31/08
14.555182	79,680.202	14.673647	3,436.447	12/31/07
13.668243	66,493.669	13.737539	1,278.062	12/31/06
11.467222	25,187.384	11.490571	804.170	12/31/05

Standard Version	Standard Version	Enhanced Version	Enhanced Version
Accumulation	Accumulation	Accumulation	Accumulation
Unit Value	Units Outstanding	Unit Value	Units Outstanding	Year
Janus Aspen Balanced Portfolio-Institutional Shares (Inception Date 5/1/1997)
31.135396	655,662.992	32.476439	77,489.758	12/31/09
25.045830	678,738.756	26.045511	88,393.055	12/31/08
30.137288	775,768.578	31.244935	102,253.422	12/31/07
27.611739	888,750.515	28.539411	113,005.823	12/31/06
25.253488	933,607.587	26.023121	123,417.338	12/31/05
23.689025	1,020,343.597	24.337277	141,210.654	12/31/04
22.103519	1,119,774.823	22.639931	167,518.765	12/31/03
19.622780	1,204,456.110	20.039462	181,043.972	12/31/02
21.236842	1,333,874.478	21.623493	260,316.867	12/31/01
22.556000	1,299,159.372	22.898189	249,152.202	12/31/00
Janus Aspen Enterprise Portfolio-Institutional Shares (Inception Date 5/1/1997)
19.600569	355,512.718	20.445304	11,399.954	12/31/09
13.705224	368,932.578	14.252575	12,697.115	12/31/08
24.662372	399,380.581	25.569146	20,001.923	12/31/07
20.465645	467,752.915	21.153536	21,716.486	12/31/06
18.241039	502,489.172	18.797207	27,217.688	12/31/05
16.447143	528,762.303	16.897452	32,913.408	12/31/04
13.793001	557,022.449	14.127926	35,727.584	12/31/03
10.336855	555,763.371	10.556531	38,583.187	12/31/02
14.523289	546,207.775	14.787902	48,050.435	12/31/01
24.288229	482,982.098	24.656732	55,598.655	12/31/00
Janus Aspen Forty Portfolio-Institutional Shares (Inception Date 5/1/1999)
12.435039	348,891.057	12.840126	11,384.888	12/31/09
8.605297	340,745.535	8.858714	13,697.214	12/31/08
15.603909	336,346.406	16.014480	15,765.116	12/31/07
11.535242	375,352.714	11.802739	14,978.512	12/31/06
10.682685	402,537.154	10.897390	18,528.552	12/31/05
9.585912	381,221.155	9.749062	25,062.705	12/31/04
8.210347	411,653.808	8.324912	28,721.754	12/31/03
6.896673	401,314.243	6.972208	34,443.755	12/31/02
8.280678	362,749.000	8.346510	40,351.889	12/31/01
10.704994	276,170.515	10.757867	24,388.247	12/31/00
Janus Aspen Overseas Portfolio-Service Shares (Inception Date 5/1/2001)
18.945417	358,424.498	19.446800	10,183.017	12/31/09
10.713638	358,898.577	10.963884	9,899.347	12/31/08
22.712492	334,924.940	23.172117	14,274.561	12/31/07
17.967338	258,801.862	18.275158	13,854.196	12/31/06
12.408206	158,938.498	12.582703	10,857.540	12/31/05
9.523018	49,157.706	9.627805	2,627.058	12/31/04
8.125022	28,887.355	8.189672	1,652.746	12/31/03
6.114832	16,350.309	6.145252	1,400.690	12/31/02
8.339414	667.414	8.356012	262.813	12/31/01

Standard Version	Standard Version	Enhanced Version	Enhanced Version
Accumulation	Accumulation	Accumulation	Accumulation
Unit Value	Units Outstanding	Unit Value	Units Outstanding	Year
Morgan Stanley UIF Core Plus Fixed Income Portfolio-Class I (Inception Date 5/1/1997)
15.676009	218,043.181	16.282889	11,487.401	12/31/09
14.478010	191,870.029	14.992986	13,388.814	12/31/08
16.328006	216,365.806	16.857428	11,876.009	12/31/07
15.680757	206,817.135	16.139901	14,378.841	12/31/06
15.307613	227,713.191	15.708240	14,686.316	12/31/05
14.874084	233,218.393	15.217274	16,954.874	12/31/04
14.431713	219,636.273	14.720184	21,006.051	12/31/03
13.964428	178,024.707	14.201357	24,714.435	12/31/02
13.173691	145,193.003	13.357514	29,266.032	12/31/01
12.201975	93,917.861	12.335393	21,888.742	12/31/00
Morgan Stanley UIF U.S. Real Estate Portfolio-Class I (Inception Date 5/1/1997)
26.220630	88,862.502	27.236292	5,221.573	12/31/09
20.687160	89,003.226	21.423309	5,488.539	12/31/08
33.734007	107,458.198	34.827750	6,374.611	12/31/07
41.196075	125,267.061	42.402143	11,225.161	12/31/06
30.218807	134,092.429	31.009682	11,498.629	12/31/05
26.142418	128,825.204	26.745622	12,107.758	12/31/04
19.408863	119,515.647	19.796868	10,873.991	12/31/03
14.290620	114,756.919	14.533174	12,428.315	12/31/02
14.584113	92,598.879	14.787690	8,156.784	12/31/01
13.444286	74,575.394	13.591315	4,094.526	12/31/00
Oppenheimer Capital Appreciation Fund/VA-Non-Service Shares (Inception Date 5/1/2001)
10.084951	79,718.479	10.229108	2,476.362	12/31/09
7.066596	78,099.398	7.145918	2,239.514	12/31/08
13.135633	34,196.988	13.242582	2,072.537	12/31/07
11.653897	14,789.695	11.712998	1,694.090	12/31/06
10.932051	7,306.932	10.954308	873.735	12/31/05
Oppenheimer Main Street Fund®/VA-Non-Service Shares (Inception Date 5/1/2001)
9.872691	24,849.419	10.013792	1,470.094	12/31/09
7.793221	24,920.246	7.880666	1,524.923	12/31/08
12.826724	26,387.912	12.931145	4,196.765	12/31/07
12.439676	16,862.072	12.502759	3,914.767	12/31/06
10.951319	7,067.357	10.973624	2,464.290	12/31/05
PIMCO VIT High Yield Portfolio-Administrative Class (Inception Date 5/1/2001)
12.152233	43,907.812	12.325800	1.734.496	12/31/09
8.762768	26,634.397	8.861040	1,111.513	12/31/08
11.606268	30,726.405	11.700770	3,761.871	12/31/07
11.355131	23,794.253	11.412719	890.195	12/31/06
10.538907	13,712.853	10.560386	822.142	12/31/05
PIMCO VIT Real Return Portfolio-Administrative Class (Inception Date 5/1/2001)
11.630885	200,937.324	11.797021	7,063.626	12/31/09
9.948143	166,170.992	10.059707	8,146.666	12/31/08
10.839000	134,989.321	10.927266	8,152.916	12/31/07
9.918967	83,190.573	9.969309	7,024.379	12/31/06
9.972826	31,657.347	9.993159	5,037.446	12/31/05
The above table gives year-end Accumulation Unit information for each Subaccount for the year ended December 31, 2000 (or the effective date of the Subaccount, if later) to December 31, 2009. This information should be read in conjunction with the Separate Account financial statements including the notes to those statements. The beginning Accumulation Unit Value for the BlackRock Money Market V.I. Fund Subaccount and the Dreyfus VIF Money Market

Portfolio Subaccount was 1.000000 as of each Subaccount’s inception date. The beginning Accumulation Unit Value for each other Subaccount was 10.000000 as of its inception date.
The Dreyfus Variable Investment Fund Money Market Portfolio has entered into a Guarantee Agreement with the United States Department of Treasury, which permits it to participate in the Treasury’s Temporary Guarantee Program for Money Market Funds. As a result, under certain circumstances, the Portfolio could suspend redemption of its shares, which in turn could impact withdrawals, surrenders and other transactions in the corresponding Subaccount.
2010 Portfolio Changes — The tables above reflects the name changes and transactions described below.
•	On April 19, 2010, the Dreyfus Developing Leaders Portfolio, a series of the Dreyfus Variable Insurance Fund, changed its name to the Dreyfus Opportunistic Small Cap Portfolio.

•	On May 1, 2010, the AIM portfolios changed their brand name to Invesco. For example, AIM V.I. Capital Development Fund became Invesco V.I. Capital Development Fund.

•	On May 1, 2010, The Universal Institutional Funds, Inc. changed its brand name from Van Kampen to Morgan Stanley.

•	On June 1, 2010 or as soon as practical after that date, Van Kampen’s U.S. Mid Cap Value Portfolio and Core Plus Fixed Income Portfolio, which currently are series of The Universal Institutional Funds, Inc., will be merged into AIM Variable Insurance Funds (Invesco Variable Insurance Funds) and change their brand name to Invesco Van Kampen. The list above reflects this anticipated transaction.

APPENDIX B: EXAMPLES OF DEATH BENEFIT AMOUNT
This example is intended to help you understand how a partial surrender and any applicable CDSCs impact the Death Benefit amount. This example assumes:
•	your total Purchase Payments equal $100,000;

•	you withdraw $10,000 from the Contract in the second Contract year, and incur applicable CDSCs in the amount of $ 638

•	your Account Value on the Death Benefit Valuation Date is $140,000;

•	the Death Benefit Valuation Date occurs on the 9th Contract Anniversary Date;

•	the Account Value on the 5th Contract Anniversary Date was $ 115,000; and

•	the Death Benefit Valuation Date occurs prior to the Owner’s 75th birthday.
Step One: Calculate the total Purchase Payment(s) less any partial surrenders and applicable CDSCs.

Purchase Payments	$100,000
Less partial surrenders/withdrawals	- 10,000
Less applicable CDSCs	- 638

Purchase Payments reduced for partial surrenders/CDSCs	$89,362
Step Two: Determine the largest Account Value on any Contract Anniversary which is an exact multiple of five prior to the Death Benefit Valuation Date, less any applicable partial surrenders and applicable CDSCs.

Largest Account Value (5th Contract Anniversary)	$115,000
Less applicable partial surrenders/withdrawals*	- 0
Less applicable CDSCs*	- 0

Largest Account Value (5th Contract Anniversary) reduced for partial surrenders/CDSCs	$115,000
* Only partial surrenders / withdrawals made after, and associated CDSCs imposed after, the relevant Contract Anniversary (i.e., the 5th Contract Anniversary in this example) are “applicable” to reduce the Largest Account Value.
Step Three: Determine the Death Benefit amount.
The Death Benefit amount is the largest of the following:

Account Value on the Death Benefit Valuation Date	$140,000
Or
Purchase Payments reduced for partial surrenders/CDSCs	$89,362
Or
Largest Account Value (5th Contract Anniversary) reduced for partial surrenders/CDSCs	$115,000
Based on the above, the Death Benefit amount would be based on the Account Value on the Death Benefit Valuation Date and equal to $ 140,000.
The Death Benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

Attachment C
Acknowledgement
     The undersigned, on behalf of the Annuity Investors Variable Account A (the “Registrant”) hereby acknowledge that:
•	The Registrant is responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annuity Investors Variable Account C\A

By:	Annuity Investors Life Insurance Company

By:	/s/ John P. Gruber
Name:	John P. Gruber
Its:	Senior Vice President, General Counsel
& Chief Compliance Officer
Dated: April 16, 2010

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